SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc HY14 - Business Review

NEWS RELEASE
PRUDENTIAL PLC
GROUP COMMUNICATIONS
12 ARTHUR STREET
LONDON EC4R 9AQ
TEL 020 7220 7588
FAX 020 7548 3725
www.prudential.co.uk

12 August 2014

PRUDENTIAL PLC 2014 HALF YEAR RESULTS

BROAD-BASED PROFITABLE GROWTH, INCREASED CASH GENERATION AND HIGHER DIVIDEND DELIVERED, DESPITE CHALLENGING CONDITIONS

Group Performance Highlights (on constant exchange rate basis)
• IFRS operating profit of £1,521 million, up 17 per cent1
• EEV new business profit2 of £1,015 million, up 24 per cent1
• Underlying free surplus generation3 (after investment in new business) of £1,219 million, up 13 per cent1
• Net cash remittances from business units up 15 per cent to £974 million

Business Units Performance Highlights (on constant exchange rate basis)
•     Asia life and asset management IFRS operating profit of £525 million, up 19 per cent1
•     Jackson life IFRS operating profit of £686 million, up 28 per cent1
•     UK life IFRS operating profit of £374 million, up 10 per cent
•     M&G IFRS operating profit of £227 million, up 11 per cent

Capital & Dividend:
• IFRS shareholders' funds of £10.6 billion, up 9 per cent4
• EEV shareholders' funds of £25.9 billion, up 4 per cent4, equivalent to 1,009 pence per share
• Insurance Groups Directive (IGD) capital surplus5 estimated at £4.1 billion; solvency requirements covered 2.3 times
• 2014 interim dividend increased by 15 per cent to 11.19 pence per share

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

"The Group has delivered a strong performance in the first six months of 2014 across our key financial metrics of IFRS operating profit, new business profit and cash, despite challenging conditions including macroeconomic concerns in South-east Asia and significant disruption to the UK life market. Our track record of profitable growth has continued with IFRS operating profit increasing to £1,521 million, up 17 per cent on constant exchange rates1, which we believe is the most appropriate way to assess business performance in a period of currency volatility. On the same basis EEV new business profit grew by 24 per cent to £1,015 million. Cash remitted by our business units to the Group was up 15 per cent to £974 million, while underlying free surplus increased by 13 per cent to £1,219 million.

"We continue to be proactive in focusing on growing high quality insurance margin and fee income. In the first half, fee income was up 24 per cent to £764 million, mostly as a result of the success of our US strategy, and insurance margin was up 23 per cent to £680 million, underlining our success in providing health and protection products in Asia. These two sources of income contributed 64 per cent of our life IFRS operating income in this period compared to 38 per cent five years ago. Over the long term, this high quality earnings mix has delivered growth across economic cycles (i) with insurance margin, which is not directly exposed to financial markets, providing direct exposure to growing demand for health and protection products in Asia and (ii) with fee income providing positive exposure to rising equity markets.

"In Asia, we continue to see robust activity levels in our distribution channels. We are continuing to invest in improving customer access to fulfil growing demand for our products and services. In the first quarter, we announced the renewal and expansion of our long-standing bancassurance partnership with Standard Chartered for another 15 years. Our active management of the diverse portfolio of businesses in the region has delivered a 19 per cent increase in IFRS operating profit at constant exchange rates to £525 million and a 19 per cent increase in free surplus generation on the same basis to £302 million. Cash remittances from the region are 14 per cent higher at £216 million. This performance underlines the value we derive from having an extensive, diversified and growing regional platform.

1 The period since June 2013 has seen depreciation of currencies in some of the Group's key Asia markets and more recently significant strengthening of sterling. In order to reflect underlying performance, and to be consistent with the currency of transactions of our businesses in Asia and US, period on period percentage increases referred to in this press release are stated on a constant exchange rate basis. Increases on an actual exchange rate basis, which incorporate the effect of the exchange rate movements, are shown in the Financial Highlights section and in the Chief Financial Officer's report.
2 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis.
3 Underlying free surplus generated comprises free surplus generated based on operating movements from long-term business (net of investment in new business) and that generated from asset management operations.
4 Comparable to 31 December 2013.
5 Before allowing for interim dividend.

"In the US, our discipline and our focus on growing fee income and diversifying the sales mix of our variable annuity products with the continued success of Elite Access are delivering strong returns to our shareholders. In the first six months of 2014, IFRS operating profit from our life business increased by 28 per cent to £686 million with cash remittances growing by a record 20 per cent to £352 million. From 1 January 2008, the US business has remitted close to $2.5 billion of cash, underlining the successful execution of our strategy in this market.

"In the UK, life IFRS operating profit rose 10 per cent to £374 million, a strong performance in a market undergoing significant regulatory change. In this uncertain new regulatory landscape, we focused on developing existing product propositions to meet customers' evolving needs. Our UK team was able to complete sales of £104 million of bulk annuity transactions above our hurdle rate (no bulk annuity transactions in the first half of 2013) and to significantly increase sales of with-profits bonds by 25 per cent as retail annuity sales decreased by 43 per cent.

"In asset management, M&G's IFRS operating profit rose 11 per cent to £227 million, while cash remitted to Group increased 24 per cent to £135 million. M&G has continued its successful, long-term strategy of geographic diversification. Funds under management in continental Europe grew by 32 per cent to £27.9 billion over the past 12 months, now accounting for 39 per cent of all retail assets. Our Asia asset manager, Eastspring Investments, had a good half year, with IFRS operating profits up 24 per cent to £42 million with funds under management increasing by 22 per cent over the past 12 months.

"We are making progress towards our 2017 growth and cash objectives, which we set out at the December 2013 investor day in London.

"In the first half of 2014 we faced some challenges with significant and sudden depreciation of the currencies in some of our 'sweet spot' markets6, a lower US dollar and significant disruption in the UK life and pension market where annuities sales decreased markedly following the Budget announcement. In addition,  a number of geopolitical developments created additional uncertainty. Against this difficult backdrop, our businesses in Asia, the US and the UK have delivered a strong performance.

"Looking ahead, outside the Eurozone, which continues to grapple with significant, unresolved economic and political challenges, GDP growth is forecast to accelerate in the US and the UK. Growth in the emerging economies of Asia is expected to continue outpacing growth in the advanced economies. The fundamentals for our businesses in Asia remain compelling - strong economic growth and significant and rising demand for insurance from a rapidly growing and increasingly prosperous middle class, which is under-insured. This is what we call the Asian 'protection gap'.

"The broad-based and resilient financial performance we achieved in the first half of 2014 is evidence of (i) the strength we derive from our diversification across geographies, channels and products; (ii) the quality of our strategy; and (iii) our focus on disciplined execution and delivery.

"We remain confident in our ability to produce profitable growth over the long term and continue to create value for our customers and shareholders."

6 'Sweet spot' markets include Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:
1.   The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS. The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates results are calculated by translating prior period results using the current period foreign exchange rate i.e. current period average rates for the income statement and current period closing rates for the balance sheet.

2. Annual Premium Equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

3.   Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the costs arising from the domestication of our Hong Kong business, and loss attaching to the held for sale Japan Life insurance business. Furthermore, for EEV basis results, operating profit based on longer-term investment returns additionally excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings. Separately on the IFRS basis, operating profit also excludes amortisation of accounting adjustments on the acquisition of REALIC completed in 2012.

4. Total number of Prudential plc shares in issue as at 30 June 2014 was 2,566,227,473.

5.   There will be a conference call today for media at 10.30am (UK) / 5.30pm (Hong Kong) hosted by Tidjane Thiam, Group Chief Executive. UK dial-in telephone number: +44 (0)203 139 4830 Hong Kong dial-in telephone number: +852 3068 9834 (Freephone). Passcode: 88890810#.

6.   A presentation for analysts and investors will be held today at 11.30am (UK) / 6.30pm (Hong Kong) in the conference suite at Nomura International plc, 1 Angel Lane, London EC4R 3AB. The presentation will be webcast live and as a replay on the corporate website via the link below:

http://prudential.co.uk/investors/results-and-presentations/results-day

A dial-in facility will be available to listen to the presentation. Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, i.e. from 11.00am (UK) / 6.00pm (Hong Kong)). Dial-in: +44 (0)203 059 8125 / 0800 368 0649 (Freephone UK), Passcode: 'Prudential' (this must be quoted to the operator to gain access to the call). Playback: +44 (0)121 260 4861, Passcode: 6685969#. This will be available from approximately 4.00pm (UK) / 11.00pm (Hong Kong) on 12 August 2014 until 11.59pm (UK) on 25 August 2014 and 6.59am (Hong Kong) on 26 August 2014.

7. High-resolution photographs are available to the media free of charge at www.prudential.co.uk/prudential-plc/media/media_library

8. 2014 Interim Dividend

Ex-dividend date	20 August 2014 (UK, Ireland and Singapore) 21 August 2014 (Hong Kong)
Record date	22 August 2014
Payment of dividend	25 September 2014 (UK, Ireland and Hong Kong) On or about 2 October 2014 (Singapore) On or about 3 October 2014 (ADR holders)

9. About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for more than 166 years and has £457 billion in assets under management (as at 30 June 2014). Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

10. Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates and the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic growth, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in this document.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Summary Half Year 2014 financial performance

Financial highlights

Life APE new business sales (APE sales)
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %
	Half year	Half year		Half year

Asia	996	1,010	(1)	882	13
US	871	797	9	737	18
UK	433	355	22	355	22
Total Group	2,300	2,162	6	1,974	17

Life new business profits and investment in new business
	Actual Exchange Rate						Constant Exchange Rate
	2014 £m		2013 £m		Change %		2013 £m		Change %
	New Business Profit1	Free surplus invested in new business	New Business Profit1	Free surplus invested in new business	New Business Profit1	Free surplus investment in new business	New Business Profit1	Free surplus investment in new business	New Business Profit1	Free surplus investment in new business
Asia	494	167	502	165	(2)	1	429	147	15	14
US	376	173	311	211	21	(18)	288	195	31	(11)
UK	145	42	100	20	45	110	100	20	45	110
Total Group	1,015	382	913	396	11	(4)	817	362	24	6

Profit before tax - IFRS
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %
	Half year	Half year		Half year
Operating profit before tax
Long-term business:
Asia2	483	474	2	406	19
US	686	582	18	538	28
UK	374	341	10	341	10
Long-term business operating profit before tax 2	1,543	1,397	10	1,285	20
UK general insurance commission	12	15	(20)	15	(20)
Asset management business:
M&G (including Prudential Capital)	249	225	11	225	11
Eastspring Investments	42	38	11	34	24
US	(5)	34	(115)	31	(116)
Other income and expenditure	(320)	(294)	(9)	(294)	(9)
Total operating profit based on longer-term investment returns before tax	1,521	1,415	7	1,296	17
Non-operating items	(97)	(909)	n/a	(844)	n/a
Profit before tax attributable to shareholders	1,424	506	181	452	215

Post-tax profit - EEV 1
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %
	Half year	Half year		Half year
Post-tax operating profit
Long-term business:
Asia2	832	827	1	715	16
US	777	707	10	654	19
UK	388	304	28	304	28
Long-term business post-tax operating profit2	1,997	1,838	9	1,673	19
UK general insurance commission	9	11	(18)	11	(18)
Asset management business:
M&G (including Prudential Capital)	200	175	14	175	14
Eastspring Investments	36	32	13	29	24
US	(5)	21	(124)	19	(126)
Other income and expenditure	(294)	(256)	(15)	(256)	(15)
Post-tax operating profit based on longer-term investment returns	1,943	1,821	7	1,651	18
Non-operating items	(9)	103	n/a	137	n/a
Post-tax profit for the period attributable to shareholders	1,934	1,924	1	1,788	8

Basic earnings per share - based on operating profit after tax
	Actual Exchange Rate			Constant Exchange Rate
	2014 pence	2013 pence	Change %	2013 pence	Change %
	Half year	Half year		Half year
IFRS	45.2	42.2	7	38.7	17
EEV	76.3	71.5	7	64.8	18

Underlying free surplus generated3
	Actual Exchange Rate						Constant Exchange Rate
	2014 £m		2013 £m		Change %		2013 £m		Change %
	Half year		Half year				Half year
	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total	Long- term	Total

Asia	266	302	260	292	2	3	224	253	19	19
US	461	456	380	401	21	14	352	371	31	23
UK	252	261	273	284	(8)	(8)	273	284	(8)	(8)
M&G (incl. Prudential Capital)	-	200	-	175	-	14	-	175	-	14
Total Group	979	1,219	913	1,152	7	6	849	1,083	15	13

Cash remitted by the business units to the Group
	2014 £m	2013 £m
	Half year	Half year	Change %
	Total	Total	Total
Asia	216	190	14
US	352	294	20
UK	246	226	9
M&G	135	109	24
Prudential Capital	25	25	-
Total Group	974	844	15

Cash and capital
	2014	2013
	Half year	Half year	Change %
Dividend per share relating to the reporting period	11.19p	9.73p	15
Holding company cash and short-term investments	£1,902m	£1,490m	28
IGD capital surplus before interim dividend4	£4.1bn	£3.9bn	5

Group shareholders' funds (including goodwill attributable to shareholders)

	2014	2013
	Half year	Half year	Change %
IFRS	£10.6bn	£9.6bn	10
EEV	£25.9bn	£24.5bn	6

	2014%	2013%
	Half year	Half year
Return on IFRS shareholders' funds5	24	21
Return on embedded value 5	16	16

	2014	2013
	Half year	Half year	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)	1,009p	958p	5
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	952p	901p	6

1 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis.
2 After Asia development costs.
3   Underlying free surplus generated comprises underlying free surplus generated from the Group's long-term business (net of investment in new business) and that generated from asset management operations. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan Life insurance business.

4 Estimated.
5 Annualised operating profit after tax and non-controlling interests as a percentage of opening shareholders' funds.

Group Chief Executive's Report

The Group has delivered strong, broad-based performance in the first half of 2014.

Our clear and consistent strategy and our focus on execution have allowed us to leverage effectively our chosen portfolio of businesses to produce good returns for our shareholders while delivering valuable products and services to our customers.

Currency volatility

The market reaction to the combination of the expected rise in interest rates in Western economies, concerns about economic growth in China and in other Asian economies and political uncertainty in Thailand and Indonesia have led to significant currency volatility during the first half of 2014 and to currency depreciation in some of our key Asian markets. There has also been more recently a significant strengthening of sterling driven by expectations that a stronger recovery of the UK economy would lead to an earlier shift in UK monetary policy. All these factors have impacted our results negatively when reported in sterling using actual exchange rates.

In that context, it is important to note that the actual flows that we collect from our customers in Asia and the US are received in local currency. We believe that in periods of currency volatility, the most appropriate way to assess the actual performance of our businesses is to look at what they have achieved on a local currency basis, in other words in terms of the actual flows they have collected rather than the translation of those flows into sterling. Therefore, in this section, every time we comment on the performance of our businesses, we focus on their performance measured in local currency (presented here by reference to percentage growth expressed at constant exchange rates) unless otherwise stated.

Group performance1

The Group has delivered double-digit growth across our three key metrics of IFRS operating profit, new business profit and cash with all four of our business units delivering a strong performance.

Our Group IFRS operating profit based on longer-term investment returns increased by 17 per cent during the year to £1,521 million (2013: £1,296 million).

•      Asia life operating profit was up 19 per cent underpinned by our performance in our seven 'sweet spot' markets2, which combined grew IFRS operating profit at a rate of 20 per cent. Our focus on proactively managing our diverse business portfolio has helped us offset the short-term headwinds experienced in a few of our markets.

•      US life IFRS operating profit increased 28 per cent to £686 million (2013: £538 million). We have achieved  higher levels of fee income, generated by variable annuity products written at attractive margins combined with favourable market movements which increased the value of separate account assets.

• UK life IFRS operating profit grew by 10 per cent to £374 million (2013: £341 million) benefitting from higher levels of bulk annuity transactions.

•      M&G delivered operating profit of £249 million3, an increase of 11 per cent, reflecting continued strong third-party net inflows combined with favourable market movements in the period, which together have increased M&G's external funds under management by £14.7 billion to a record £132.8 billion (2013: increase of £6.3 billion to £118.1 billion).

Net cash remittances from our businesses to the Group increased by 15 per cent to £974 million (2013: £844 million on an actual exchange rate basis) driven by strong organic cash generation and supported by robust local capital positions. Cash remittances from Asia grew by 14 per cent to £216 million, the US was up 20 per cent to £352 million, the UK was up 9 per cent to £246 million while M&G (including Prudential Capital) delivered an increase of 19 per cent to £160 million. Underlying free surplus generation from our life and asset management businesses, a key indicator of cash generation in these businesses, was 13 per cent higher at £1,219 million (6 per cent on an actual exchange rate basis) after reinvestment in new business. Investment in new business of £382 million (2013: £362 million) has increased less rapidly than sales volume and new business profit, highlighting the capital-efficient nature of our growth.

New business profit4 was up 24 per cent, crossing the billion pound mark, to £1,015 million (2013: £817 million) driven by a combination of higher volumes and pricing and product actions to increase profitability. All three of our life businesses made strong contributions, with new business profits from Asia growing by 15 per cent to £494 million, the US delivering £376 million, up 31 per cent and the UK reporting £145 million, up 45 per cent.

APE salesincreased by 17 per cent to £2.3 billion (2013: £2.0 billion) with double-digit growth from Asia, US and the UK. In Asia, APE sales grew by 13 per cent to £996 million with APE sales from our 'sweet spot' markets2 growing by 15 per cent. In the US, APE sales were 18 per cent higher at £871 million (2013: £737 million) led by variable annuity sales, with continued strong growth of Elite Access, our variable annuity business without living benefits, where sales were 27 per cent above prior year levels. In the UK, APE sales grew by 22 per cent to £433 million, reflecting strong bulk annuity and investment bond volumes which offset the decline in retail annuity sales. M&G has delivered net inflows of £4.2 billion (2013: £3.8 billion) as it continues to benefit from high levels of retail sales from Continental Europe, while Eastspring Investments, our Asia asset management business, delivered third party net inflows which were 39 per cent higher at £2.5 billion (2013: £1.8 billion).

Our balance sheet continues to be defensively positioned and at the end of the period our IGD surplus5 was estimated at £4.1 billion, equating to coverage of 2.3 times.

We are making progress towards our 2017 objectives announced in December 2013.

	Reported actuals			Objectives*
			Half year
Asia Objectives	2012 £m7	2013 £m	2014 £m	2017
Asia life and asset management IFRS operating profit
Full year	924	1,075		>£1,858 million**
Half year	435	512	525
Asia Underlying Free Surplus Generation6
Full year	484	573		£0.9 - £1.1 billion
Half year	201	292	302

Group Objective for cumulative period 1 January 2014 to 31 December 2017			Actual	Objective
			1 Jan 2014 to 30 June 2014	1 Jan 2014 to 31 December 2017
Cumulative Group Underlying Free Surplus Generation from 2014 onwards			£1.2 billion	> £10 billion

*   The objectives assume exchange rates at December 2013 and economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2013, and are based on regulatory and      solvency regimes applicable across the Group at the time the objectives were set. The objectives assume that the existing EEV, IFRS and Free Surplus methodology at December 2013 will be applicable over the period.

** Asia life and asset management pre-tax IFRS operating profit to grow at a compound annual rate of at least 15 per cent over the period 2012-2017.

Our operating performance by business unit

Asia
In the first half of 2014, Asia delivered IFRS operating profit of £525 million, up 19 per cent on the same period in 2013 (3 per cent on an actual exchange rate basis), reflecting continued growth in the scale of our in-force life and asset management businesses and highlighting the successful execution of our strategy. Free surplus generation, after funding investment in new business, increased by 19 per cent to £302 million (3 per cent on an actual exchange rate basis), underpinned by our ongoing focus on capital allocation and capital efficiency. Net cash remittances for the half year were £216 million, 14 per cent higher period-on-period.

Our strategic priority continues to be to meet the savings and financial protection needs of Asia's rapidly growing middle classes with shareholder friendly products that deliver demonstrable value to customers and are distributed through high-quality tied agents and carefully selected bank partners. The regulatory environment remains supportive as governments look to the private sector to provide efficient and consumer friendly ways for citizens to access enhanced social welfare options as well as to channel household savings into longer term investments in the economy. Our product portfolio in the region is tailored to customers' needs in each of our markets and consistently delivers a high proportion of regular premiums (90 per cent of APE sales) and a significant amount of premium directed towards health and protection coverage (29 per cent of APE sales).

During the first half of this year, some of our markets experienced headwinds as a result of political and economic events such as the uncertainty over the outcome of Presidential elections in Indonesia or the military takeover in Thailand. These shorter-term cyclical pressures do not detract from the long-term structural trend of growing demand for our products and services from the rapidly growing and underinsured middle classes. These supportive trends underpin the compelling prospects for profitable growth for our business over the long term. These trends are reflected in our first half performance. Single premiums, which are sentiment-led and are impacted by cyclical events fell 2 per cent while regular premiums, which are the preferred mode for consumers to save and protect themselves, were resilient, growing 15 per cent in the period.

Distribution is key to success in Asia. Over the first half of 2014 we have continued to grow in both the agency and bancassurance channels. The growing scale and increasing productivity of our agency platform is complemented by an extensive range of bank distribution partners across the region. The first half of 2014 included the first anniversary of our successful partnership in Thailand with Thanachart Bank. We also announced in the first quarter that we have further extended and expanded our long-established and market-leading partnership with Standard Chartered Bank for 15 years to 2029. The renewal of this relationship is in line with our strategy, with Standard Chartered Bank strategically positioned in the fast-growing markets of South-east Asia - our 'sweet spot' markets2. This gives us access to Standard Chartered Bank's existing 800 branches and 13 million customers and represents a significant growth opportunity over this period. June 2014 saw a record month for new business production from Standard Chartered Bank, continuing a strong history of delivery since 1998 that is based on the demonstrable success of working closely together under a strategic partnership framework.

Our strategic focus on the seven 'sweet spot' markets2 of South-east Asia (including Hong Kong), where the structural growth opportunities are the most attractive, continue to explain our performance in Asia. Collectively, these markets produced 20 per cent growth in IFRS operating profit, and £455 million of new business profit, over 90 per cent of Asia's total generated, reflecting the disciplined execution of our strategy.

In Hong Kong, new business profit4 increased by 32 per cent, with APE sales growth of 30 per cent. This is mainly as a result of  increases in active agency manpower and in productivity, demonstrating the ongoing success of our health and protection and our participating products in Hong Kong. In addition the domestication of the Hong Kong branch of the Prudential Assurance Company, was effective 1 January 2014, and established an independent Hong Kong Life Fund.

In Singapore, we continue to lead the market with our popular regular premium and PRUshield products and increases in agency productivity have supported an 11 per cent increase in APE sales. New business profit4 was up 7 per cent, mainly reflecting the positive impact of higher sales volumes, partially offset by change in product mix in the period.

Indonesia had a challenging first half with exceptional flooding disrupting sales in the first quarter, followed by uncertainty over the outcome of the Presidential elections depressing the overall market in the second quarter. Given these external factors we are pleased to have held APE sales at the prior period's level and achieved a 1 per cent increase in new business profit4. Agency recruitment has remained strong throughout this period with the number of new agents added up 9 per cent over the prior year and we remain very well placed for when the market normalises. Growth in IFRS operating profit of 32 per cent reflects the continued strong contribution from our in-force portfolio of recurring premium income.

In Malaysia, our decision to refocus our agency business on health and protection and to grow distribution by Bumiputra agents ('Bumi'), has delivered an encouraging 14 per cent increase in agency activity. However, as average case sizes are smaller in the Bumi channel and as we have deliberately de-emphasised some top-up products, the combined increase in total APE sales is 6 per cent with new business profit4 also rising in line for the period.

Following last year's acquisition of Thanachart Life in Thailand and the successful execution of our exclusive bancassurance agreement with Thanachart Bank, APE sales from this market have doubled over the first half of last year. This also results from strong progress in our original business, where APE sales were up 43 per cent in the first half of the year. Volume growth and the positive impact on margin from changes in product mix have seen new business profit4 increase 167 per cent. We have not seen any major impact on our operations from the recent political events to date and although we remain vigilant, we continue to be very positive about the longer-term prospects of our business in Thailand.

The transformation of our agency business in the Philippines is making excellent progress, following a significant increase in agent activity (up 36 per cent) and an increased focus on regular premium business (up 21 per cent). Lower levels of single premium and lower bancassurance sales (down 48 per cent) have driven the 12 per cent decline in total APE sales.

Vietnam had a solid first half, with APE sales growing 10 per cent and new business profit4 by 20 per cent driven by increases in agency activity.

Our joint venture with CITIC in China continues to perform well with APE sales growing by 33 per cent, reflecting progress in both the agency and bank channels. We now have offices in all the major economic centres in China. In India our joint venture with ICICI Bank remains the leader in the private sector, but the market slowed in the first half ahead of the recent elections. There is much optimism about the Indian economy and we remain in an excellent position to benefit from any positive developments. The recently announced budget proposed an increase in the foreign shareholding cap from 26 per cent to 49 per cent, however the exact shape of the proposals and whether they are likely to receive parliamentary approval are still to be clarified.

In Taiwan and Korea, we remain selective in our participation and as a result we are content to tolerate fluctuations in new business volumes.

We are also setting foundations for future growth in new markets. We have successfully launched in Cambodia with a market-leading life insurance business, we have opened a representative office in Myanmar and are in the preliminary stages of entering Laos.

EEV life operating profit4 of £832 million is up 16 per cent on prior half year, largely as a result of the growth in new business profit and an 18 per cent increase in the contribution from a larger in-force book.

Eastspring Investments, our Asia asset management business, saw net third-party inflows of £2.5 billion, 39 per cent higher than last year, with success in securing new equity flows, particularly from institutional clients, mitigating lower net inflows in fixed income. Total funds under management as at 30 June 2014 were £67 billion, up 22 per cent on the prior half year as a result of net inflows and positive market movements. IFRS operating profit increased 24 per cent to £42 million, driven by the positive impact on revenue from higher levels of average assets under management.

US
In the first half of 2014, Jackson delivered life IFRS operating profit of £686 million, up 28 per cent at constant exchange rates (18 per cent on an actual exchange rate basis) from the same period in 2013. This increase was primarily driven by increased fee income from higher separate account assets. Cash remitted to Group increased 20 per cent to a record level - £352 million compared to £294 million (at actual exchange rates) in 2013. Jackson continues to focus on the delivery of IFRS operating earnings and cash, while maintaining its disciplined approach to new business and management of the in-force book, and at the same time continuing to improve its capital position.

Overall, the US economy continues to see signs of improvement with further declines in unemployment rates, signs of recovery in the crucially important housing market and stronger GDP growth, with a second quarter at 4 per cent annualised. During the first half of 2014, the S&P 500 Index rose 6 per cent and the 10-year Treasury rate remained significantly above the 2012 low levels. Overall, the US competitive landscape has been more stable than in recent periods, as most annuity writers appear to have committed to a particular course of action for the near term. That said, variable annuity providers continue to modify their product offerings through reductions in fund availability and increased fees. In addition, an increasing number of investment-only variable annuity products, i.e. variable annuities without living benefits, have been launched.

Jackson achieved total retail APE sales of £808 million, an increase of 15 per cent compared to the first half of 2013. These sales were achieved while continuing to write new business at aggregate internal rates of return well in excess of 20 per cent and with a payback period of two years. Including institutional sales, total APE sales increased 18 per cent to £871 million, driving new business profit4 growth of 31 per cent to £376 million.

APE sales from variable annuity increased 24 per cent to £763 million in the first half of 2014. Sales of Elite Access, our variable annuity without living benefits, contributed APE sales of £149 million, 27 per cent above prior first half year levels and exceeding the growth rate in APE sales of variable annuities excluding Elite Access, which were up 23 per cent to £614 million. The economics of our variable annuity business continue to be very attractive and with the success of Elite Access, we continue to improve the diversification of our product mix, with 32 per cent of variable annuity APE sales in the first half of 2014 not featuring living benefit guarantees (2013: 29 per cent). In line with our proactive cycle management approach, Jackson continues to actively manage the sales volumes of variable annuities with living benefits to maintain an appropriate balance of our revenue streams and to match the Group's annual risk appetite. At the end of the period, Jackson's statutory separate account assets were £71.5 billion, up 34 per cent (19 per cent on an actual exchange rate basis) compared to £53.3 billion (at constant exchange rates) for the same period in 2013, as a result of both positive net flows and the significant growth in the underlying market value of the separate account assets over the past 12 months.

Fixed annuityAPE sales of £27 million remained relatively flat compared to 2013, while fixed index annuity APE sales of £18 million decreased 68 per cent, primarily as a result of product changes implemented in late 2013 to increase returns to shareholder capital.

EEV life operating profit4 was £777 million, up 19 per cent from the same period in 2013, reflecting the growth in the scale of our in-force book and higher new business profit, which increased 31 per cent to £376 million. Although interest rates remain low, the beneficial impact of the product initiatives implemented in previous years enabled us to write 2014 business at overall new business margins close to post-financial crisis highs.

IFRS operating profit from non-life operations in the US decreased to a loss of £5 million (2013: profit of £31 million), due to a Curian year-to-date loss of £23 million after a £33 million provision related primarily to the potential refund of certain fees by Curian.

Jackson's strategy remains unchanged. We continue to price new business on a conservative basis, targeting value over volume. Our hedging remains focused on optimising the economics of our exposures over time while maintaining a strong balance sheet.  Since 1 January 2008, Jackson has remitted close to US$2.5 billion of cash to the Group. We believe Jackson's approach has translated into value for the customers and into profits and cash for shareholders, the ultimate metrics of our successful strategy.

UK, Europe and Africa
In the first half of 2014, Prudential UK delivered life IFRS operating profit of £374 million, up 10 per cent period-on-period and new business profit4 of £145 million, up 45 per cent, primarily a result of higher levels of bulk annuity activity and increased sales of investment bonds. Cash remitted to the Group increased to £246 million, compared to £226 million in the first half of 2013.

The UK market continues to be heavily influenced by an unprecedented level of regulatory and legislative change. In March 2014, the UK government announced significant changes to pensions regulation which will effectively remove the requirement to purchase a pension annuity from April 2015. There has since been considerable disruption to industry sales of individual annuities as the government, pension providers, advisers and consumers work through the implications of these changes. In the transitional period created by the Budget, there has been, understandably, an increase in the number of customers who have deferred converting their pension savings into retirement income. This is reflected in our first half sales of individual annuities, which were also impacted by the overall slowdown in the market that started to emerge through 2013, with APE sales 43 per cent lower period-on-period at £63 million.  Our experience in retirement income products and investment expertise means that we believe we are well positioned to help customers through this period of change and provide solutions that meet their retirement needs.

Total APE sales of £433 million increased 22 per cent. This includes four new bulk annuity deals in the first half of 2014 (2013: nil), generating APE sales of £104 million and new business profit4 of £69 million. Through our longstanding presence in this segment of the life and pensions market, we have developed considerable longevity experience, operational scale and a solid investment track record, which together represent expertise and capabilities that are increasingly in demand. Our approach to bulk transactions in the UK will continue to be one of selective participation, looking for situations where we can both bring significant value to our customers and meet our demanding shareholder return hurdles.

Within our retail business, strong momentum in sales of onshore and offshore bonds was offset by a reduction in individual annuities and corporate pensions sales. Overall retail APE sales of £329 million were 7 per cent lower than the first half of 2013 and retail new business profit was 24 per cent lower, largely due to the reduced sales of individual annuities.

The strength of our investment proposition is reflected in the growth in sales of our onshore bonds. Onshore bonds APE sales of £102 million increased by 23 per cent, including APE fromwith-profits bonds of £93 million, up 25 per cent over the first half of 2013. In particular, demand for our non-guaranteed with-profits bond remains strong, attracting customers who are prepared to accept some investment risk but still want to benefit from the smoothing offered by a with-profits product with a strong track record of investment growth. We expect this to be a feature of the market going forward, with significant demand for products with managed volatility.

APE sales from other retail products, principally individual pensions, income drawdown, PruProtect, PruHealth and offshore bonds, increased by 25 per cent to £85 million. Offshore bond APE sales were 57 per cent higher and income drawdown sales grew by 95 per cent, both driven by our with-profits product offering. The growth in income drawdown reflects the improving investment environment and increased customer demand, which was accelerated by the UK Budget. The Budget has the potential to open up opportunities to serve our customers further and our programme of product development remains on track to bring new products to market in 2015.

Corporate pensionsAPE sales of £79 million were 15 per cent lower, mainly due to a fall in with-profits sales following changes to government sector pension schemes. We remain the largest provider of Additional Voluntary Contribution plans within the public sector, where we provide schemes for 72 of the 99 public sector authorities in the UK (first half of 2013: 68 of the 99).

EEV life operating profit4 of £388 million was 28 per cent higher than the first half of 2013, reflecting the positive impact of improvements in economic conditions and higher volumes of bulk annuity business.

Prudential's continuing focus on the delivery of excellent customer service was recognised at the 2014 FTAdviser Online Service Awards, where we received an outstanding achievement award and two 5-star ratings in the life and pensions and investment categories.

On 27 March 2014, we completed the acquisition of Express Life in Ghana, marking the Group's entry into the nascent African life insurance industry. The business has now been re-branded to Prudential Ghana and is making good progress in growing its agency force and new business volumes. In addition, the renewal of our bancassurance partnership with Standard Chartered Bank includes an agreement to explore opportunities to collaborate in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

We are positive about the long-term opportunities in Africa, where we see many of the favourable structural characteristics of our preferred Asian markets, although most sub-Saharan life insurance markets are in the very early stages of development and therefore are not likely to be material for many years.

M&G
Our European asset management business, M&G, has delivered a strong performance in the first half, with IFRS operating profit growing by 11 per cent to £227 million as a result of higher levels of funds under management. M&G remitted cash of £135 million to Group, up 24 per cent on 2013.

Net retail fund inflows totalled £3.8 billion during the first six months of 2014. Continental Europe made the largest contribution with net flows of £4.2 billion (2013: £5.6 billion). Retail funds under management from Continental Europe have increased by 32 per cent to £27.9 billion over the past 12 months and now represent 39 per cent of total retail funds under management, up from 34 per cent a year ago. Total retail funds under management now stand at £71.9 billion, up 15 per cent compared to 30 June 2013.

Following a relative slowdown in recent periods, M&G's UK sales are showing signs of stabilisation, with net outflows of £516 million in the first six months, an improvement on net outflows of £1.2 billion in the same period in 2013.

M&G's institutional business produced first-half net inflows of £427 million. The business again experienced a series of expected withdrawals from a single large but low-margin mandate which was originally received during 2012 and whose value at 30 June 2014 was £5.9 billion. Excluding the redemptions from this single mandate, the business has experienced a healthy positive run rate of underlying net sales. Overall, institutional funds under management have increased to £60.8 billion, up 10 per cent compared to 30 June 2013.

Consistently good investment performance, coupled with an established reputation for innovation, has led to a strong pipeline of new business for the institutional team. In particular, M&G has used its investment expertise to develop a number of products that allow institutional investors to take advantage of the gap in the lending market created by the decline in long-term commercial bank loans. These opportunities include lending to medium-sized companies, housing association-registered providers, commercial real estate borrowers and infrastructure projects.

Strong net inflows, combined with the positive impact of a 9 per cent increase in equity market levels and 8 per cent rise in bond markets, pushed total external client assets to a new record level of £132.8 billion, 12 per cent higher than a year ago. Total funds under management now stand at £253.7 billion (2013: £234.3 billion), with third party assets accounting for 52 per cent of the total.

Underlying profit8 increased by 10 per cent to £214 million and our operating margins improved, as M&G continues to execute against its strategy and deliver strong performance for both clients and shareholders.

The beneficial impact on revenues of higher levels of funds under management has helped to absorb a larger cost base, reflecting continued investment in headcount and operational infrastructure, and resulting in a cost / income ratio of 54 per cent that is unchanged from the first half of 2013.

Looking ahead, M&G will continue to seek diversification by both asset class and geography, while remaining focused on delivering excellent investment performance and service to its clients.

Capital and risk management
We continue to take a disciplined approach to capital management and have implemented a number of measures over the last few years to enable us to make our capital work more efficiently and more effectively for the Group. Using the regulatory measures of the Insurance Groups Directive (IGD), our Group capital surplus position at 30 June 2014 was estimated at £4.1 billion (2013: £3.9 billion), before allowing for the interim dividend, equating to coverage of 2.3 times.

In July 2013, Prudential plc was listed by the Financial Stability Board as one of nine companies to be designated as a Global Systemically Important Insurer (GSII). Since then, in July 2014 the International Association of Insurance Supervisors has released a consultation paper on the Basic Capital Requirement (BCR), one of the two types of capital requirement proposed under the GSII framework. Prudential is monitoring the development and potential impact of the framework of policy measures and engaging closely with the Prudential Regulation Authority (PRA) on the implication of this designation.

Solvency II is scheduled to come into effect on 1 January 2016 and our preparations are well advanced. We continue to work with HM Treasury, the Association of British Insurers, the PRA, trade associations and peers across Europe, to ensure that the practical details of Solvency II, including the final implementing measures, are both workable and effective.

Dividend
Due to the strong and sustained operational and financial performance of the Group, evidenced by the achievement of all our demanding 2013 'Growth and Cash' Objectives, the Board decided to rebase the 2013 full year dividend upwards to 33.57 pence per share, representing an increase of 15 per cent over 2012. As in previous years the interim dividend for 2014 has been calculated formulaically as one third of the prior year's full year dividend. The Board has approved a 2014 interim dividend of 11.19 pence per share, which equates to an increase of 15 per cent over the 2013 interim dividend.

The Board applies strict affordability tests against a broad range of criteria before making its dividend recommendation. It is the result of these tests, combined with the Group's exceptionally strong performance in the past five years, that enabled the Board to take the unusual decision to recommend the rebase of the dividend in consecutive years, 2012 and 2013.

It is worth emphasising here again that although the Board has been able to recommend three upward rebases in 2010, 2012 and 2013, the Group's dividend policy remains unchanged. The Board will maintain its focus on delivering a growing dividend, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Outlook
Our business has continued to deliver both "Growth and Cash" in the first half of 2014. We are making progress towards the 2017 objectives announced in December 2013.

Our clear and unchanged strategy focused on cash-generative growth from our attractive and increasingly diverse geographic, product and market segments combined with our disciplined execution underpins our broad-based underlying financial performance.

There is increasing evidence that economic growth is set to accelerate in the US and the UK with emerging Asia economies forecast to continue to grow at relatively higher rates than developed Western economies. While this improving macroeconomic picture is beneficial to our businesses, there remains shorter-term uncertainty around the pace and timing of eventual interest rate increases in the US and the UK. This has mainly manifested in a strengthening of sterling. Investment markets are discounting an orderly transition to a less accommodative world. In Europe, the economic environment continues to pose significant challenges but we have little exposure to this region.

Asia remains core to the long-term growth and profitability prospects for the Group. A rapidly growing and prosperous middle class that is mostly under-insured, with very low state insurance coverage, provide a strong structural underpinning for long-term sustainable and profitable growth. In the shorter term, some Asian economies are facing cyclical headwinds from currency depreciation, political events and the effects of proactive financial tightening undertaken over the last year. Against this backdrop, we continue to actively manage our diverse portfolio of businesses across the region to secure strong returns to both our customers and our shareholders. We are also investing in further expanding our leading business platform in the region as evidenced by the renewal of our long-established and successful bancassurance relationship with Standard Chartered and our successful partnerships with UOB and Thanachart Bank. Our leadership position across our 'sweet spot' markets2, growing scale and effective distribution of our attractive product propositions across both the agency and bank channels position us well to profitably capture the long-term structural growth opportunity.

In the US, we remain focused on generating both earnings and cash. In the UK, we are leveraging our brands and existing product expertise to meet our customers' changing needs in the new regulatory landscape while delivering stable returns.

We remain confident in our ability to produce profitable growth over the long term and continue to create value for our customers and shareholders.

1 The comparative results referenced above and elsewhere in this document have been prepared using constant exchange rates basis except where otherwise stated. Comparative results on an actual exchange rate basis are also shown in financial tables in the Chief Financial Officer's report on our half year 2014 financial performance.

2 'Sweet spot' markets include Indonesia, Singapore, Hong Kong, Malaysia, Philippines, Vietnam and Thailand.
3 Including Prudential Capital.
4 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis.
5 Before allowing for interim dividend.
6 Underlying free surplus generated comprises underlying free surplus generated from long-term business (net of investment in new business) and that generated from asset management operations. The 2012 comparative is based on the retrospective application of new and amended accounting standards and excludes the 2012 one-off gain of £51 million from the sale of the Group's holding in China Life Insurance Company of Taiwan.

7 Asia 2012 IFRS operating profit of £924 million, is based on the retrospective application of new and amended accounting standards as at 31 December 2013, and excludes the 2012 one-off gain of £51 million from the sale of the
   Group's holding in China Life Insurance Company of Taiwan.

8 Excluding performance fees, carried interest and share of profits from associate entity, PPM South Africa.

Chief Financial Officer's report on our 2014 first half financial performance

Prudential has delivered a strong financial performance in the first half of 2014, reporting growth in its key metrics of IFRS operating profit and underlying free surplus generated. All four businesses have recorded improvements in earnings and cash generation as they continue to focus on higher quality sources of income that are more predictable and more resilient to volatility in economic and investment market conditions. These characteristics are further enhanced by the increasing diversification of our business, by product, distribution and geography, and by maintaining a robust balance sheet with a conservative approach to risk management.

Following the major depreciation in currencies against sterling in the second half of 2013, the first half of 2014 has seen further volatility in the world's currency markets, driven by improving growth prospects and increasing speculation around the timing of possible movements in interest rates. In our key markets, this has been more prominent among the US dollar, US dollar-linked currencies and the Indonesian rupiah, all of which have weakened against sterling since the first half of 2013. For the purpose of reporting our performance in sterling terms, we adopt the normal convention of translating the results of our overseas businesses using average exchange rates for the period. However, the currency translation effect is so pronounced for some parts of the business that it masks the underlying operational trends, rendering it difficult to meaningfully assess performance.

I have, therefore, focused my commentary on the performance of our Asia and US businesses in local currency and have presented percentage growth rates between periods on a constant exchange basis, unless otherwise stated. Growth rates based on actual exchange rates are also shown in the financial tables presented in this report.

As the assets and liabilities of our overseas businesses are translated at period-end exchange rates, the effect of these currency movements has been fully incorporated within reported shareholders' equity as at 30 June 2014.

Group IFRS operating profit increased by 17 per cent to £1,521 million on a constant exchange rate basis (7 per cent on an actual exchange rate basis) and underlying free surplus generation (net of investment in new business) increased 13 per cent to £1,219 million (6 per cent on an actual exchange rate basis). On the European Embedded Value ('EEV') basis of reporting performance, new business profit1 was up 24 per cent to £1,015 million (11 per cent on an actual exchange rate basis), contributing to a 18 per cent increase in EEV operating profit1 to £1,943 million (7 per cent on an actual exchange rate basis). Including the financial impact of short-term movements in investment values and other items reported outside the operating result, the Group generated profit before tax attributable to shareholders on an IFRS basis of £1,424 million, compared to £506 million (on an actual exchange rate basis) in the first half of 2013.

IFRS Profits
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change	2013 £m	Change
	Half year	Half year	%	Half year	%
Operating profit before tax					`
Long-term business:
Asia2	483	474	2	406	19
US	686	582	18	538	28
UK	374	341	10	341	10
Long-term business operating profit before tax2	1,543	1,397	10	1,285	20
UK general insurance commission	12	15	(20)	15	(20)
Asset management business:
M&G (including Prudential Capital)	249	225	11	225	11
Eastspring Investments	42	38	11	34	24
US	(5)	34	(115)	31	(116)
Other income and expenditure3	(320)	(294)	(9)	(294)	(9)
Total operating profit based on longer-term investment returns before tax	1,521	1,415	7	1,296	17
Short-term fluctuations in investment returns:
Insurance operations	(14)	(725)	98	(679)	98
Other operations	(31)	(30)	(3)	(30)	(3)
	(45)	(755)	94	(709)	94
Other non-operating items3	(52)	(154)	66	(135)	61
Profit before tax attributable to shareholders	1,424	506	181	452	215
Tax charge attributable to shareholders' returns	(279)	(141)
Profit for the period attributable to shareholders	1,145	365
IFRS Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2014 pence	2013 pence	Change %	2013 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on operating profit after tax	45.2	42.2	7	38.7	17
Basic earnings per share based on total profit after tax	45.0	14.3	215	12.8	252

IFRS Operating Profit
Total IFRS operating profit increased by 17 per cent in the first half of 2014 to £1,521 million, driven by profitable business growth in Asia, the US and M&G and the beneficial impact of four bulk annuity transactions in the UK life business.

Asia life operating profit was up 19 per cent (2 per cent on an actual exchange rate basis), with strong growth from all of our operations, particularly Indonesia, Thailand and Vietnam. US life operating profit increased by 28 per cent (18 per cent on an actual exchange rate basis),  driven principally by higher variable annuity fee income. UK life operating profit was 10 per cent higher, reflecting contributions totalling £60 million from bulk annuity transactions (2013: nil), which offset lower profits in the retail business. M&G (including Prudential Capital), our UK based asset management business and Eastspring Investments, our Asia asset manager, delivered IFRS earnings growth of 11 per cent and 24 per cent, respectively.

Taken together, IFRS operating profit from our life insurance operations in Asia, the US and the UK increased 20 per cent to £1,543 million. This increase in profitability of our life operations reflects the growth in the scale of our life operations, driven primarily by positive business inflows. We track the progress that we make in growing our life business by reference to the scale of our obligations to our customers, which are referred to in the financial statements as policyholder liabilities. Each year these liabilities increase as we collect premiums and decrease as we pay claims. The overall scale of these policyholder liabilities is relevant in evaluating our profit potential, in that it is reflective of our ability to earn fees on the unit-linked element and it sizes the risk that we carry on the insurance element, for which Prudential needs to be rewarded.

Shareholder-backed policyholder liabilities and net liability flows4

	2014 £m		2013 £m
	Half year		Half year			Change %
			Actual Exchange Rate		Constant Exchange Rate	Actual Exchange Rate		Constant Exchange Rate
	Policyholder liabilities	Net liability flows5	Policyholder liabilities	Net liability flows5	Net liability flows5	Policyholder liabilities	Net liability flows5	Net liability flows5
Asia	23,419	891	22,903	1,039	938	2	(14)	(5)
US	112,009	4,977	106,215	5,168	4,781	5	(4)	4
UK	52,687	(140)	50,070	(336)	(336)	5	58	58
Total Group	188,115	5,728	179,188	5,871	5,383	5	(2)	6

Focusing on the business supported by shareholder capital, which accounts for the majority of the life profits, in the course of the first half of 2014 policyholder liabilities increased from £180.1 billion at the start of the year to £188.1 billion at the end of June 2014. The consistent addition of high quality profitable new business and proactive management of the existing in-force portfolio underpins this increase, resulting in positive net flows5 into policyholder liabilities of £5.7 billion in the first half of 2014 driven by positive inflows into both our US and Asia businesses. Net flows into our Jackson business grew by 4 per cent compared to half year 2013, following increased variable annuity new business premiums. Net flows into Asia continue to be positive reflecting the new regular premium business added this year, offset by higher levels of maturities of products reaching their term. Favourable investment market  and other movements have contributed a further £6.3 billion to the increase in policyholder liabilities since the start of the year, offset by a £4.0 billion negative foreign currency translation effect.

Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver6
	Actual Exchange Rate						Constant Exchange Rate
	2014 £m			2013 £m			2013 £m
	Half year			Half year			Half year
	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin	Operating profit	Average liability	Margin
			bps			bps			bps
Spread income	557	64,741	172	535	65,424	164	499	62,492	160
Fee income	764	106,052	144	667	93,512	143	615	87,678	140
With-profits	150	98,046	31	155	97,336	32	153	96,352	32
Insurance margin	680			613			551
Margin on revenues	808			858			749
Acquisition costs*	(1,000)	2,300	(43)%	(1,021)	2,162	(47)%	(917)	1,974	(46)%
Administration expenses	(701)	178,649	(78)	(682)	166,130	(82)	(618)	156,839	(79)
DAC adjustments	169			175			161
Expected return on shareholder assets	116			97			92
Operating profit based on longer-term investment returns	1,543			1,397			1,285
*The ratio of acquisition costs is calculated as a percentage of APE sales including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

In the first half of 2014, alongside growing the scale of our life operating profit, we have continued to focus on improving its quality by maintaining our bias for sources of income such as insurance margin and fee income, ahead of spread income: insurance income because it is relatively insensitive to the equity and interest rate cycle, and fee income because it is capital efficient. Our emphasis on growing our offering of risk products such as health and protection, has seen insurance margin grow by 23 per cent (11 per cent on an actual exchange rate basis), while fee income is up 24 per cent (15 per cent on an actual exchange rate basis), primarily reflecting the higher amount of assets that we manage on behalf of our customers. In contrast, the contribution to our profits from spread income has continued to increase at a more subdued rate of 12 per cent (4 per cent on an actual exchange rate basis). The fact that insurance margin and fee income generate a growing proportion of our income represents a healthy evolution in the quality, the resilience and the balance of our earnings.

The costs we have incurred in writing new business and in administering the in-force life businesses have also increased but at a more modest rate than total income, highlighting the advantages of increased scale as we build out our business, while maintaining control of costs.

IFRS operating profit from Asia life insurance was up 19 per cent to £483 million, driven by the increasing scale of the in-force portfolio and our emphasis on growing the proportion of our income that is sourced from regular premium health and protection business. In addition, we continue to focus on our seven 'sweet spot' markets of Indonesia, Singapore, Malaysia, Thailand, Vietnam, the Philippines and Hong Kong, which collectively increased IFRS operating profit by 20 per cent. Indonesia IFRS operating profit, our largest market on this measure, was up by 32 per cent to £139 million, reflecting increased insurance and fee income from growth in the in-force book following the high level of regular premium health and protection and unit-linked sales in recent years. We are also encouraged to see further progress among our smaller, fast-growing businesses in South-east Asia, with Thailand, the Philippines and Vietnam reporting a combined 97 per cent increase in profits to £63 million and now accounting for 13 per cent of Asia's life operating profit compared to 8 per cent in the prior half year. In particular, Thailand's contribution has benefited from the acquisition of Thanachart's in-force portfolio and profit on new business written through our exclusive relationship with Thanachart Bank, with IFRS operating profit up 150 per cent to £25 million.

In the US, life IFRS operating profit increased by 28 per cent to £686 million, driven by 29 per cent growth in fee income, which now accounts for 48 per cent of Jackson's total income, compared to 38 per cent in the same period just three years ago. The uplift in fee income in the period reflects average separate account assets of £68 billion in the first half of 2014 compared to £52 billion in the first half of last year, equating to an increase of 31 per cent on a constant exchange rate basis, driven by variable annuity net premium inflows and appreciation in US equity markets. We continue to focus on improving the balance of Jackson's profits and diversifying its sources of earnings and we are pleased with the continued growth in sales of Elite Access, our variable annuity product without living benefits.

UK life IFRS operating profit was 10 per cent higher than the first half of 2013 at £374 million (2013: £341 million), principally due to a £60 million profit contribution from bulk annuity transactions (2013: nil), which exceeded a £29 million reduction in profits from new retail annuity business (from £54 million in 2013 to £25 million in 2014).

Asset management net inflows and external funds under management 7

	External net inflows					External funds under management
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change %	2013 £m	Change %	2014 £m	2013 £m	Change %
	Half year	Half year				Half year	Half year
M&G
Retail	3,784	4,754	(20)	4,754	(20)	71,941	62,655	15
Institutional	427	(914)	147	(914)	147	60,830	55,484	10
M&G	4,211	3,840	10	3,840	10	132,771	118,139	12
Eastspring8	2,483	2,006	24	1,792	39	21,078	19,268	9
Total asset management	6,694	5,846	15	5,632	19	153,849	137,407	12

Total asset management (inc. MMF)	6,642	5,953	12	5,744	16	158,149	141,674	12

Our asset management businessesin the UK and Asia collectively contributed IFRS operating profit of £291 million, up 12 per cent on the first half of 2013. Similar to our life operations, growth in asset management operating profit primarily reflects the increased scale of this business, as measured by funds managed on behalf of external institutional and retail customers and our internal life insurance operations. Net flows from external parties into these funds (excluding MMF) were £6.7 billion in the first half of 2014 (2013: £5.8 billion on an actual exchange rate basis) and helped drive external retail and institutional funds under management (excluding MMF) to £153.8 billion at 30 June 2014 compared to £137.4 billion at 30 June 2013.

M&G's IFRS operating profit increased 11 per cent to £227 million (2013: £204 million). Underlying profits, excluding performance-related payments and earnings from associates, increased 10 per cent to £214 million (2013: £195 million), primarily reflecting an 11 per cent uplift in average external funds under management compared to the first half of 2013, following a period of strong net inflows and positive market movements. The positive business mix effect from the increasing proportion of higher-margin external retail business has seen M&G's average fee income improve to 38 basis points (2013: 36 basis points), with higher income helping to absorb the current phase of increased headcount and infrastructure investment. Reflecting this, the cost income ratio was maintained at 54 per cent (2013: 54 per cent). As in previous years, we expect the cost/income ratio to increase by the end of 2014 as M&G's cost run rate is typically higher over the second half of the year.

Our Asia asset management business, Eastspring Investments, has also seen the benefit of higher average funds under management, with IFRS operating profit of £42 million up 24 per cent. In the US, our asset management businesses, PPM America and Curian, and our broker-dealer network, National Planning Holdings, collectively generated an IFRS operating loss of £5 million (2013: profit of £31 million at constant exchange rates) after a £33 million provision related primarily to the potential refund of certain fees by Curian.

IFRS Short-term fluctuations
IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and these longer-term returns is reported within short-term fluctuations in investment returns. In the first half of 2014 for our insurance operations these total negative £14 million (2013: negative £725 million on an actual exchange rate basis).

In Asia, positive short-term fluctuations of £119 million primarily reflect net unrealised movements on bond holdings following modest falls in bond yields during the first half of the year across the region.

Negative short-term fluctuations of £226 million in the US mainly represent the net value movement on derivatives held to manage the Group's exposure to market movements following rises in equity values. Jackson hedges the guarantees offered under its variable annuity proposition on an economic basis and, thus, accepts a degree of variability in its IFRS results in the short term in order to achieve the appropriate economic result. Increases in US equity markets during the first half of the year gave rise to negative mark-to-market movement on the portfolio of equity hedges, which were not offset by corresponding reductions in the obligations to our customers as many of the guarantees are not accounted for using a fully fair value basis. The net gains on the interest rate hedges generated by the reduction in US interest rates, were insufficient to eliminate the negative equity market effect.

Positive fluctuations of £93 million in the UK include net unrealised movements on fixed income assets supporting the capital of the shareholder-backed annuity business, reflecting the fall in bond yields since the end of 2013.

IFRS Effective tax rates
In the first half of 2014 the effective tax rate on IFRS operating profit based on longer-term investment returns was 24 per cent in line with the equivalent period last year.

The effective tax rate for the first half of 2014 on the total IFRS profit was 20 per cent (2013: 28 per cent), reflecting both the reduction in corporation tax rates in the UK and certain Asia jurisdictions as well as the fact that the 2013 effective tax rate was higher than normal due to no tax relief being available on the loss attaching to the held for sale Japan Life business.

Free surplus generation
Our ongoing focus on disciplined capital allocation to new business opportunities that offer the most attractive mix of returns and short payback periods, means that we have continued to produce significant amounts of capital, which we measure by reference to free surplus generated. Free surplus generation is a financial metric we use to measure the internal cash generation of our business operations. For the insurance operations it represents amounts maturing from the in-force business during the period, net of amounts reinvested in writing new business, and for asset management it equates to post-tax IFRS profit for the period.

Free surplus generation
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change	2013 £m	Change
	Half year	Half year	%	Half year	%

Free surplus generation9
Asia	469	457	3	400	17
US	629	612	3	566	11
UK	303	304	-	304	-
M&G (incl. Prudential Capital)	200	175	14	175	14
Underlying free surplus generated from in-force life business and asset management	1,601	1,548	3	1,445	11
Investment in new business	(382)	(396)	4	(362)	(6)
Underlying free surplus generated	1,219	1,152	6	1,083	13
Market related movements, timing differences and other movements	(27)	147
Net cash remitted by business units	(974)	(844)
Total movement in free surplus	218	455
Free surplus at 1 January	4,003	3,689
Effect of domestication of Hong Kong branch	(35)	-
Free surplus at end of period	4,186	4,144

In the first half of 2014, our life in-force and asset management businesses generated £1,601 million of underlying free surplus before reinvestment in new business. This is an increase of 11 per cent compared to the first half of 2013 (3 per cent on an actual exchange rate basis), reflecting higher contributions from Asia, the US and M&G and an unchanged contribution from the UK. For our life insurance businesses, the growth in underlying free surplus generated is driven by our in-force portfolio, which increased its contribution by 12 per cent to £1,361 million. This is a clear indication of our continued success in capturing profitable new business flows, in those markets where growth opportunities are most attractive, and highlights the benefits of targeting low strain, high return business with a fast payback profile. The total stock of free surplus held by our life and asset management operations increased to £4.2 billion as at 30 June 2014 (30 June 2013: £4.1 billion, on an actual exchange rate basis), after financing reinvestment in new business and cash remittances from the business units to Group.

We reinvested £382 million of the free surplus generated in the period into writing new business (2013: £362 million on a constant exchange rate basis) equivalent to a re-investment rate of 24 per cent, which is in line with recent periods. The amount of free surplus we reinvested in Asia increased 14 per cent to £167 million, while new business profit increased 15 per cent. In the US, new business investment decreased 11 per cent  to £173 million despite higher volumes of new business, reflecting the beneficial effect of higher valuation interest rates, proactive actions to restrict sales of the higher strain products and changes in product mix. Reinvestment levels in the UK increased to £42 million (2013: £20 million), primarily due to the higher level of bulk annuity business written in 2014.

The internal rates of return achieved on new business remain attractive at over 20 per cent across all of our business operations and the average payback period10 for business written in the first half of 2014 was three years for Asia, two years for the US and five years for the UK.

We continue to manage cashflows across the Group with a view to achieving a balance between ensuring sufficient remittances are made to service central requirements (including paying the external dividend) and maximising value to shareholders through retention and reinvestment of excess capital in business opportunities.

Holding company cash11
	Actual Exchange Rate
	2014 £m	2013 £m	Change
	Half year	Half year	%
Net cash remitted by business units:
Asia	216	190	14
US	352	294	20
UK	246	226	9
M&G	135	109	24
Prudential Capital	25	25	-
Net cash remitted by business units	974	844	15

Net central outflows	(155)	(132)
	819	712
Corporate activities / other (including foreign exchange)	(537)	(70)
Dividend paid	(610)	(532)
Net movement in holding company cash	(328)	110
Holding company cash at 1 January	2,230	1,380
Holding company cash at end of period	1,902	1,490

Cash remitted by the business units to the corporate centre in the first half of 2014 increased by 15 per cent to £974 million (2013: £844 million on an actual exchange rate basis), with increased contributions from each of our four major business units. Net remittances from Asia were 14 per cent higher at £216 million, reflecting the cash-generative nature of our business growth in the region. As in prior years, Jackson remitted its full year dividend of £352 million in the first half of the year. This remittance represents a new high for Jackson, driven by the strong capital generation in the last year. Remittances from our UK life operations were 9 per cent higher at £246 million. These also have a first half bias as they include the shareholders' share of the UK with-profit transfer of £193 million. M&G's remittance increased 24 per cent to £135 million.

The increases reflect underlying earnings growth and have been supported by our approach to hedging large non-sterling remittances 12 months in advance. Hitherto, this approach has sheltered remittances from Asia and the US from the effects of local currency depreciation relative to sterling, first observed at the start of the second half of 2013. However, the transitory benefit of this approach will unwind going forward. Furthermore, the announcements made by the UK Chancellor in the March Budget and other regulatory developments in the UK, require us to increase the level of investment in our UK pre and post-retirement customer proposition, and this will temper remittances in the short term.

Cash remitted to the Group in the first half of 2014 was used to meet central costs of £155 million (2013: £132 million) and payment of the 2013 final dividend of £610 million (2013: £532 million). In addition, £503 million (US$850 million) of central cash was used to finance the initial upfront payment for the renewal of the distribution agreement with Standard Chartered Bank. Total holding company cash at the end of June 2014 was £1.9 billion compared to £2.2 billion at the end of 2013.

EEV Profits1
	Actual Exchange Rate			Constant Exchange Rate
	2014 £m	2013 £m	Change	2013 £m	Change
	Half year	Half year	%	Half year	%
Post -tax operating profit
Long-term business:
Asia2	832	827	1	715	16
US	777	707	10	654	19
UK	388	304	28	304	28
Long-term business post-tax operating profit2	1,997	1,838	9	1,673	19
UK general insurance commission	9	11	(18)	11	(18)
Asset management business:
M&G (including Prudential Capital)	200	175	14	175	14
Eastspring Investments	36	32	13	29	24
US	(5)	21	(124)	19	(126)
Other income and expenditure12	(294)	(256)	(15)	(256)	(15)
Post-tax operating profit based on longer-term investment returns	1,943	1,821	7	1,651	18
Short-term fluctuations in investment returns:
Insurance operations	452	(564)	180	(528)	186
Other operations	(20)	(23)	13	(23)	13
	432	(587)	174	(551)	178
Effect of changes in economic assumptions	(368)	534	(169)	527	(170)
Other non-operating items12	(73)	156	(147)	161	(145)
Profit for the period attributable to shareholders	1,934	1,924	1	1,788	8

Earnings per share
	Actual Exchange Rate			Constant Exchange Rate
	2014 pence	2013 pence	Change %	2013 pence	Change %
	Half year	Half year		Half year
Basic earnings per share based on post-tax operating profit	76.3	71.5	7	64.8	18
Basic earnings per share based on post-tax total profit	75.9	75.5	1.0	70.2	8

As previously announced, from 1 January 2014 the basis of EEV results has been altered to be on a post-tax basis and, accordingly, 2014 half year results and all comparatives are shown on a comparable basis.

EEV Operating Profit1
On an EEV basis, Group post-tax operating profit based on longer-term investment returns was 18 per cent higher (7 per cent on an actual exchange rate basis) at £1,943 million in the first half of 2014. The increase is primarily due to higher profits from the Group's life businesses, which generated new business profit of £1,015 million (up 24 per cent on a constant exchange rate basis or 11 per cent on an actual exchange rate basis) and in-force profit of £982 million2 (up 15 per cent on a constant exchange rate basis or 6 per cent on an actual exchange rate basis).

In Asia, EEV life operating profit was up 16 per cent to £832 million2, with in-force profits up 18 per cent to £338 million2, benefitting from increased scale across all of our operations. Asia new business profit was 15 per cent higher at £494 million, reflecting volume growth from the continued build out of our agency and bancassurance distribution platform, and management actions to improve product mix, geographic mix and pricing. The increase in new business profit continues to be driven by our seven 'sweet spot' markets of South-east Asia (Hong Kong, Indonesia, Singapore, Malaysia, Thailand, the Philippines and Vietnam), which increased their contribution by 15 per cent, despite a broadly unchanged result from Indonesia. Excluding Indonesia, new business profit from the remaining six 'sweet spot' markets was 18 per cent higher, demonstrating the benefits of operating a diverse business platform in the region.

Jackson's EEV life operating profit increased by 19 per cent to £777 million, driven by growth in new business profit, where we continue to see attractive economics. In-force profit increased by 10 per cent compared to the prior half year, reflecting higher unwind from the larger book of existing business and an increased contribution from spread, persistency and mortality experience profits, the result of our disciplined approach to the way we manage and reserve for the risks of this business. US new business profit improved significantly, up 31 per cent to £376 million, reflecting the 18 per cent increase in sales volume and  the benefit of Jackson's product and pricing actions in the course of the last 12 months. The 50 basis points reduction in 10-year Treasury yields since the end of 2013 has reversed the positive movement in yields in the second half of 2013, and therefore has no impact on a period-on-period comparison of new business economics.

In the UK, EEV life operating profit of £388 million equates to a 28 per cent increase over the first half of 2013, due to a combination of both higher in-force, and new business profit. Life in-force profit increased to £243 million (2013: £204 million), mainly as a result of the positive impact of a higher unwind driven by the uplift in long-term yields. New business profit increased 45 per cent to £145 million (2013: £100 million), reflecting a contribution of £69 million from four bulk annuity transactions in the first half of 2014 (2013: nil). In UK retail, new business profit was down 24 per cent at £76 million (2013: £100 million), on lower sales volumes of individual annuities and negative mix effects from lower proportions of higher margin individual annuities.

EEV non-operating profit1
EEV operating profit is based on longer-term investment returns and excludes the effect of short-term volatility arising from market movements and the effects of changes from economic assumptions. These items are captured in non-operating profit which reduced the 2014 results by a net £9 million (2013: £103 million increase on an actual exchange rate basis).

EEV Short-term fluctuations1
Short-term fluctuations in investment returns reflect the element of non-operating profit which relates to the difference between the actual investment returns achieved and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of positive £452 million include positive £245 million for Asia, positive £95 million for our US operations and positive £112 million in the UK.

In Asia and the UK, positive short-term fluctuations principally reflect unrealised movements on bond holdings in the period. In the US, the favourable impact of market movements on the expected level of future fee income from the variable annuity separate accounts has more than offset the net value movements on derivatives held to manage Group's equity and interest rates exposure.

Effect of changes in economic assumptions1
The reduction in  long-term yields since the end of 2013 has an adverse impact on the future earnings that we expect to generate from our existing book of business. Once this and other changes in investment market conditions are factored into the EEV calculations they gave rise to a negative movement of £368 million in the first half of 2014 (2013: positive £534 million on an actual exchange rate basis) partly offsetting the effects of short-term fluctuations above.

EEV Effective tax rates
In the first half of 2014 the effective tax rate on operating profit based on longer-term investment returns was 26 per cent (2013: 27 per cent) and on the total EEV profit was 22 per cent (2013: 23 per cent). The 2014 effective tax rates reflect the reduction in corporation tax rates in the UK and certain Asia jurisdictions.

Capital position, financing and liquidity
Capital position

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. At 30 June 2014 our IGD surplus is estimated at £4.1 billion before deducting the 2014 interim dividend, equivalent to available capital covering our capital requirement 2.3 times.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. We continue to experience no defaults and modest levels of impairments across our fixed income securities portfolios. Notwithstanding, we have retained our cautious stance on credit risk and have maintained our sizeable £1.9 billion credit default reserves in our UK annuity operations. Further information on our capital and solvency position is provided in the Chief Risk Officer's summary of the risks facing our business and our capital strength.

Solvency II is scheduled to come into effect on 1 January 2016 and we continue to engage with HM Treasury, the Prudential Regulation Authority, industry bodies and our peers to ensure that the final and full requirements of Solvency II are both workable and effective. At full year 2013, we provided our economic capital position based on our Solvency II internal model. This result was based on an assumption of US equivalence, with no restrictions being placed on the economic value of overseas surplus, and the internal model on which these calculations are based has not yet been reviewed or approved by the Prudential Regulation Authority. Other key elements of the basis which are likely to be updated in the future as Solvency II regulations become clearer relate to the liability discount rate for UK annuities, the impact of transitional arrangements and the credit risk adjustment to the risk-free rate. Therefore, the results represent an estimate of our Solvency II capital position, assessed against a draft set of rules, with a number of key working assumptions, and the eventual Solvency II capital position will change as we iterate both the methodology and the internal model to reflect final rules and regulatory feedback.

On this basis at 31 December 2013, our economic capital13 surplus was estimated at £11.3 billion, which is equivalent to an economic solvency ratio of 257 per cent. We will provide an update, factoring in developments and any PRA feedback, as part of full year 2014 reporting.

Financing and liquidity

Shareholders' net core structural borrowings and ratings
	2014 £m			2013 £m
	Half year			Half year
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
Shareholders' borrowings in holding company	4,146	452	4,598	3,710	360	4,070
Prudential Capital	275	-	275	275	-	275
Jackson surplus notes	146	41	187	164	25	189
Total	4,567	493	5,060	4,149	385	4,534
Less: Holding company cash and short-term investments	(1,902)	-	(1,902)	(1,490)	-	(1,490)
Net core structural borrowings of shareholder-financed operations	2,665	493	3,158	2,659	385	3,044

Our financing and liquidity position remained strong throughout the period. Our central cash resources amounted to £1.9 billion at 30 June 2014, up from £1.5 billion at 30 June 2013, and we currently retain a further £2.5 billion of untapped committed liquidity facilities.

The Group's core structural borrowings at 30 June 2014 were £4,567 million (31 December 2013: £4,636 million on an actual exchange rate basis) on an IFRS basis and comprised £4,146 million (31 December 2013: £4,211 million on an actual exchange rate basis) of debt held by the holding company, and £421 million (31 December 2013: £425 million on an actual exchange rate basis) of debt held by the Group's subsidiaries, Prudential Capital and Jackson.

In addition to its net core structural borrowings of shareholder-financed operations set out above, the Group also has access to funding via the debt capital markets and has in place an unlimited global commercial paper programme. As at 30 June 2014, we had issued commercial paper under this programme totaling £236 million, US$2,305 million, €75 million and AU$10 million to finance non-core borrowings.

Prudential's holding company currently has access to £2.5 billion of syndicated and bilateral committed revolving credit facilities, provided by 18 major international banks, expiring between 2016 and 2019. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 30 June 2014. The medium term note programme, the commercial paper programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.
Prudential manages the Group's core debt within a target level consistent with its current debt ratings. At 30 June 2014, the gearing ratio (debt, net of cash and short-term investments, as a proportion of IFRS shareholders' funds plus net debt) was 20 per cent, compared to 20 per cent at 31 December 2013. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively. All ratings on Prudential and its subsidiaries are on stable outlook except PAC, which was placed on negative outlook by Moody's in April 2014 following the pension changes set out in the March 2014 UK budget.

The financial strength of PAC is rated AA by Standard & Poor's, Aa2 by Moody's and AA by Fitch.

Jackson National Life Insurance Company's financial strength is rated AA by Standard & Poor's, A1 by Moody's and AA by Fitch.

Prudential Assurance Co. Singapore (Pte) Ltd.'s  (Prudential Singapore) financial strength is rated AA by Standard & Poor's.

Shareholders' Funds
	IFRS			EEV
	2014 £m	2013 £m		2014 £m	2013 £m
	Half year	Half year	Full year	Half year	Half year	Full year
Profit after tax for the period	1,145	365	1,346	1,934	1,924	4,358
Exchange movements, net of related tax	(117)	232	(255)	(377)	693	(1,077)
Unrealised gains and losses on Jackson securities classified as available for sale14	527	(837)	(1,034)	-	-	-
Dividends	(610)	(532)	(781)	(610)	(532)	(781)
Other	30	38	15	101	(6)	(87)
Net increase (decrease) in shareholders' funds	975	(734)	(709)	1,048	2,079	2,413
Shareholders' funds at beginning of the period	9,650	10,359	10,359	24,856	22,443	22,443
Effect of domestication of Hong Kong branch	-	-	-	(11)	-	-
Shareholders' funds at end of the period	10,625	9,625	9,650	25,893	24,522	24,856
Shareholders' value per share	414p	376p	377p	1,009p	958p	971p
Return on Shareholders' funds15	24%	21%	23%	16%	16%	19%

During the first half of 2014 the performance of the equity markets in the countries that we operate in has been broadly positive, with  US S&P 500 index up 6.1 per cent and the MSCI Asia ex-Japan index higher by 5.5 per cent, while the UK FTSE 100 index was flat. Continued speculation on global growth prospects and the timing of key interest rate decisions has led to some volatility in long-term yields, with most markets experiencing a small decline in 10 year bond yields since the end of 2013. Lower yields generate beneficial value movements on our holdings of fixed income securities which have given rise to positive short-term investment variances in some of our operations.

In addition, the continued appreciation of sterling against most global currencies, referenced earlier in this report, has a negative translational impact on conversion of local balance sheets to sterling.

Taking these non-operating movements into account, the Group's EEV shareholders' funds has increased by 4 per cent during the first half of 2014 to £25.9 billion (31 December 2013: £24.9 billion on an actual exchange rate basis). On a per share basis EEV at 30 June 2014 stood at 1,009 pence, up from 971 pence at 31 December 2013.

Under IFRS, shareholders' funds at 30 June 2014 of £10.6 billion were 9 per cent higher than 31 December 2013 of £9.7 billion (on an actual exchange rate basis), reflecting positive operating results in the period and favourable movements in non-operating items.

Corporate transactions

Bancassurance partnership with Standard Chartered Plc
On 12 March 2014 the Group announced that it had entered into an agreement expanding the term and geographic scope of its strategic pan-Asian bancassurance partnership with Standard Chartered PLC. Under the new 15-year agreement, which commenced on 1 July 2014, a wide range of Prudential life insurance products are exclusively distributed through Standard Chartered branches in nine markets-Hong Kong, Singapore, Indonesia, Thailand, Malaysia, the Philippines, Vietnam, India and Taiwan-subject to applicable regulations in each country. In China and South Korea, Standard Chartered will distribute Prudential's life insurance products on a preferred basis. Prudential and Standard Chartered have also agreed to explore additional opportunities to collaborate in due course elsewhere in Asia and in Africa, subject to existing exclusivity arrangements and regulatory restrictions.

As part of this transaction Prudential has agreed to pay Standard Chartered Bank an initial fee of US$1.25 billion which is not dependent on future sales volumes. Of this total, US$850 million was settled in the first half of 2014. The remainder will be paid in two equal instalments of US$200 million each in April 2015 and April 2016. For IFRS and EEV financial reporting purposes the full value of this fee, equivalent to £731 million, has been accounted as an intangible asset. In calculating the Group's IGD surplus, the fee has been written-off as no value is attributed to intangible assets under this basis.

Domestication of Hong Kong Branch

On 1 January 2014, the Group completed the process of domestication of the Hong Kong branch of The Prudential Assurance Company Limited. The branch was transferred on 1 January 2014 to two new Hong Kong incorporated Prudential companies, one providing life insurance and the other providing general insurance - Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited. On the Prudential Regulation Authority's pillar 1 peak 2 basis £12.1 billion of assets, £12.0 billion of liabilities, net of reinsurers' share (including policyholder asset share liabilities, and £1.2 billion of inherited estate) and £0.1 billion of shareholders' funds (for the excess assets of the transferred non-participating business) have been transferred.

Agreement to sell Japan life business

The Group's closed book life insurance business in Japan, PCA Life Insurance Company Limited has been classified as held for sale. This classification reflects the expected disposal of the business on which an agreement to sell was reached in July 2013. The sale has yet to be completed.

Acquisition of Express life of Ghana

In April 2014 we completed the acquisition of Express Life of Ghana for £14 million.

1 The 2014 EEV results of the Group are presented on a post-tax basis and, accordingly, the half year and full year 2013 results are shown on a comparable basis.
2 After Asia development costs.
3 Refer to note B1.1 in IFRS financial statements for the break-down of other income and expenditure, and other non-operating items.
4 Includes Group's proportionate share of the liabilities and associated flows of the insurance joint ventures in Asia.
5 Defined as movements in shareholder-backed policyholder liabilities arising from premiums (net of charges), surrenders/withdrawals, maturities and deaths.
6 For basis of preparation see note I of Additional IFRS financial information.
7 Includes Group's proportionate share in PPM South Africa and the Asia asset management joint ventures.
8 Net inflows exclude Asia Money Market Fund (MMF) outflows of £52million (Half year 2013: net inflows £107million). External funds under management exclude Asia MMF balances of £4,300 million (Half year 2013: £4,701 million).

9 Free surplus generation represents 'underlying free surplus' based on operating movements, including the general insurance commission earned during the period and excludes market movements, foreign exchange, capital movements, shareholders' other income and expenditure and centrally arising restructuring and Solvency II  implementation costs. In addition, following its reclassification as held for sale during 2013, operating results exclude the result of the Japan Life Insurance business.

10 Payback period, measured on an undiscounted basis, is the time in which the initial 'cash' outflow of investment is expected to be recovered from the 'cash' inflows generated by the investment. The 'cash' outflow is measured by our investment of free surplus in new business sales. The payback period equals the time taken for new business sales to generate free surplus to cover this investment.

11 The detailed Holding Company Cashflow is disclosed in note IV of Additional unaudited IFRS financial information.
12 Refer to the EEV basis supplementary information - Post-tax operating profit based on longer-term investment returns and Post-tax summarised consolidated income statement, for the break-down of other income and expenditure, and other non-operating items.

13 The methodology and assumptions used in calculating the economic capital results are set out in note II of Additional unaudited financial information in full year 2013 results. The economic solvency ratio is based on the Group's
   Solvency II internal model which will be subject to Prudential Regulation Authority review and approval before its formal adoption in 2016. We do not expect to submit our Solvency II internal model to the Prudential Regulation
   Authority for approval until 2015 and therefore these economic capital disclosures should not be interpreted as outputs from an approved internal model.

14 Net of related charges to deferred acquisition costs and tax.
15 Annualised operating profit after tax and non-controlling interests as percentage of opening shareholders' funds.

Group Chief Risk Officer's summary of the risks facing our business and our capital strength

We generate shareholder value by selectively taking exposure to risks that are adequately rewarded and that can be appropriately quantified and managed. We retain material risks only where consistent with our risk appetite and risk-taking philosophy, that is: (i) they contribute to value creation; (ii) adverse outcomes can be withstood; and (iii) we have the capabilities, expertise, processes and controls to manage them.

The control procedures and systems established within the Group are designed to manage rather than eliminate the risk of failure to meet business objectives. They can only provide reasonable and not absolute assurance against material misstatement or loss and focus on aligning the levels of risk-taking with the achievement of business objectives.

Group Risk Framework
Our Group Risk Framework describes our approach to risk management, including provisions for risk governance arrangements; our appetite and limits for risk exposures; policies for the management of various risk types; risk culture standards; and risk reporting. It is under this framework that the key arrangements and standards for risk management and internal control that support Prudential's compliance with statutory and regulatory requirements are defined.

Risk governance

Our Group Risk Framework requires that all our businesses and functions establish processes for identifying, evaluating and managing the key risks faced by the Group. The framework is based on the concept of 'three lines of defence' comprising risk taking and management, risk control and oversight and independent assurance.

Primary responsibility for strategy, performance management and risk control lies with the Board, which has established the Group Risk Committee to assist in providing leadership, direction and oversight in respect of the Group's significant risks, and with the Group Chief Executive and the Chief Executives of each of the Group's business units.

Risk taking and the management thereof forms the first line of defence and is facilitated through both the Group Executive Committee and the Balance Sheet and Capital Management Committee.

Risk control and oversight constitutes the second line of defence, and is achieved through the operation of the Group Executive Risk Committee and its sub-committees which monitor and keep risk exposures under regular review. These committees are supported by the Group Chief Risk Officer, with functional oversight provided by Group Risk, Group Compliance and Group Security.

Group Risk has responsibility for establishing and embedding a capital management and risk oversight framework and culture consistent with our risk appetite that protects and enhances the Group's embedded and franchise value. Group Compliance provides verification of compliance with regulatory standards and informs the Board, as well as the Group's management, on key regulatory issues affecting the Group. Group Security is responsible for developing and delivering appropriate security measures with a view to protecting the Group's staff, physical assets and intellectual property.

Risk appetite and limits

The extent to which we are willing to take risk in the pursuit of our objective to create shareholder value is defined by a number of risk appetite statements, operationalised through measures such as limits, triggers and indicators. These appetite statements and measures are approved by the Board on recommendation of the Group Risk Committee and are subject to annual review.

We define and monitor aggregate risk limits based on financial and non-financial stresses for our earnings volatility, liquidity and capital requirements as follows:

Earnings volatility: the objectives of the limits are to ensure that:

a. the volatility of earnings is consistent with the expectations of stakeholders;
b. the Group has adequate earnings (and cashflows) to service debt, expected dividends and to withstand unexpected shocks; and
c. earnings (and cashflows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are EEV operating profit and IFRS operating profit, although EEV and IFRS total profits are also considered.

Liquidity: the objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios.

Capital requirements: the limits aim to ensure that:

a. the Group meets its internal economic capital requirements;
b. the Group achieves its desired target rating to meet its business objectives; and
c. supervisory intervention is avoided.

The two measures used are the EU Insurance Groups Directive (IGD) capital requirements and internal economic capital requirements. In addition, capital requirements are monitored on both local statutory and future Solvency II regulatory bases.

We also define risk appetite statements and measures (ie limits, triggers, indicators) for the major constituents of each risk type as categorised and defined in the Group Risk Framework, where appropriate. These appetite statements and measures cover the most significant exposures to the Group, particularly those that could impact our aggregate risk limits. The Group Risk Framework risk categorisation is shown in the table below.

Category	Risk type	Definition
Financial risks	Market risk
The risk of loss for the Group's business, or of adverse change in the financial situation, resulting, directly or indirectly, from fluctuations in the level or volatility of market prices of assets and liabilities.

Credit risk
The risk of loss for the Group's business or of adverse change in the financial position, resulting from fluctuations in the credit standing of issuers of securities, counterparties and any debtors in the form of default or other significant credit event (eg downgrade or spread widening).

Insurance risk
The risk of loss for the Group's business or of adverse change in the value of insurance liabilities, resulting from changes in the level, trend, or volatility of a number of insurance risk drivers. This includes adverse mortality, longevity, morbidity, persistency and expense experience.

	Liquidity risk	The risk of the Group being unable to generate sufficient cash resources or to meet financial obligations as they fall due in business as usual and stress scenarios.
Non-financial risks	Operational risk	The risk of loss arising from inadequate or failed internal processes, or from personnel and systems, or from external events other than those covered by business environment risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

Our risk appetite framework forms an integral part of our annual business planning cycle. The Group Risk Committee is responsible for reviewing the risks inherent in the Group's business plan and for providing the Board with input on the risk/reward trade offs implicit therein. This review is supported by the Group Risk function, which uses submissions by business units to calculate the Group's aggregated position (allowing for diversification effects between business units) relative to the aggregate risk limits.

Risk policies

Risk policies set out specific requirements for the management of, and articulate the risk appetite for, key risk types. There are policies for credit, market, insurance, liquidity, operational and tax risk, as well as dealing controls. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we are expected to maintain under the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

Risk culture

We work to promote a responsible risk culture in three main ways:

a. by the leadership and behaviours demonstrated by management;
b. by building skills and capabilities to support management; and
c. by including risk management (through the balance of risk with profitability and growth) in the performance evaluation of individuals.

The remuneration strategy at Prudential is designed to be consistent with its risk appetite, and the Group Chief Risk Officer advises the Group Remuneration Committee on adherence to our risk framework and appetite.

Risk reporting

An annual 'top-down' identification of our top risks assesses the risks that have the greatest potential to impact the Group's operating results and financial condition. The management information received by the Group Risk Committees and the Board is tailored around these risks, and it also covers ongoing developments in other key and emerging risks. A discussion of the key risks, including how they affect our operations and how they are managed, follows below.

Key risks
Market risk

(i) Investment risk
In Prudential UK investment risk arising on the assets in the with-profits fund impacts the shareholders' interest in future transfers and is driven predominantly by equities in the fund as well as by other investments such as property and bonds. The fund's large inherited estate - estimated at £7.5 billion as at 30 June 2014  (1 January 2014: £6.8 billion, after the domestication of Hong Kong business) - can absorb market fluctuations and protect the fund's solvency. The inherited estate is partially protected against falls in equity markets through an active hedging policy.

In Asia, our shareholder exposure to equities relates to revenue from unit-linked products and, from a capital perspective, to the effect of falling equity markets on its with-profits businesses.

In Jackson, investment risk arises in relation to the assets backing the policies. In the case of the 'spread business', including fixed annuities, these assets are generally bonds. For variable annuities business, these assets include equities as well as other assets such as bonds. In this case the impact on the shareholder comes from value of future mortality and expense fees, and additionally from guarantees embedded in variable annuity products. Shareholders' exposure to these guarantees is mitigated through a hedging programme, as well as reinsurance. Further measures have been undertaken including re-pricing initiatives and the introduction of variable annuities without guarantees. Furthermore, it is our philosophy not to compete on price; rather, we seek to sell at a price sufficient to fund the cost incurred to hedge or reinsure the risks and to achieve an acceptable return.

The Jackson IFRS shareholders' equity and US statutory capital are sensitive to the effects of policyholder behaviour on the valuation of GMWB guarantees. Jackson hedges the guarantees on its variable annuity book on an economic basis and, thus, accepts variability in its accounting results in the short term in order to achieve the appropriate economic result. In particular, under Prudential's Group IFRS reporting, the measurement of the Jackson variable annuity guarantees is typically less sensitive to market movements than the corresponding hedging derivatives, which are held at market value. However, depending on the level of hedging conducted regarding a particular risk type, certain market movements can drive volatility in the economic result which may be less significant under IFRS reporting or vice versa as discussed above.

(ii) Interest rate risk
Long-term rates have declined over recent periods in many markets, falling to historic lows. Products that we write are sensitive to movements in interest rates, and while we have already taken a number of actions to de-risk the in-force business as well as re-price and restructure new business offerings in response to historically low interest rates, persistently low rates may impact policyholders' savings patterns and behaviour.

Interest rate risk arises in our UK business from the need to match cashflows for annuity payments with those from investments; movements in interest rates may have an impact on profits where durations are not perfectly matched. As a result, we aim to match the duration of assets and liabilities as closely as possible and the position is monitored regularly. The with-profits business is exposed to interest rate risk as a result of underlying guarantees. Such risk is largely borne by the with-profits fund but shareholder support may be required in extremis.

In Asia, exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure arises because it may not be possible to hold assets which will provide cashflows to match exactly those relating to policyholder liabilities. While this residual asset/liability mismatch risk can be managed, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can influence the cost of guarantees in such products, in particular the cost of guarantees may increase when interest rates fall. Interest rate risk across the entire business is managed through the use of interest rate swaps and interest rate options.

(iii) Foreign exchange risk
We principally operate in Asia, the US and the UK. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Our international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements, accepting the balance sheet translation risks this can produce. However, in cases where a surplus arising in an overseas operation supports Group capital or where a significant cash remittance is due from an overseas subsidiary to the Group, this exposure is hedged where we believe it is economically optimal to do so. We do not have appetite for significant shareholder exposures to foreign exchange risks in currencies outside the local territory. Currency borrowings, swaps and other derivatives are used to manage exposures.

Credit risk

We invest in fixed income assets in order to match policyholder liabilities and enter into reinsurance and derivative contracts to mitigate various types of risk. As a result, we are exposed to credit and counterparty credit risk across our business. We employ a number of risk management tools to manage credit risk, including limits defined on an issuer/counterparty basis as well as on average credit quality, and collateral arrangements in derivative transactions. The Group Credit Risk Committee oversees credit and counterparty credit risk across the Group.

(i) Debt and loan portfolio
Our UK business is primarily exposed to credit risk in the shareholder-backed portfolio, where fixed income assets represent 35 per cent or £28.8 billion of our exposure. Credit risk arising from £45.4 billion of fixed income assets is largely borne by the with-profits fund, although shareholder support may be required should the with-profits fund become unable to meet its liabilities.

The debt portfolio of our Asia business totalled £20.0 billion at 30 June 2014. Of this, approximately 66 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 34 per cent is shareholder exposure.

Credit risk arises in the general account of our US business, where £30.6 billion of fixed income assets back shareholder liabilities including those arising from fixed annuities, fixed index annuities and life insurance. Included in the portfolio are £2.2 billion of commercial mortgage-backed securities and £1.6 billion of residential mortgage-backed securities, of which £0.8 billion (52 per cent) are issued by US government sponsored agencies.

The shareholder-owned debt and loan portfolio of the Group's asset management operations of £2.0 billion as at 30 June 2014 is principally related to Prudential Capital operations. Prudential Capital generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and our clients.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

(ii) Group sovereign debt and bank debt exposure
Sovereign debt1 represented 15 per cent or £10.4 billion of the debt portfolio backing shareholder business at 30 June 2014 (31 December 2013: 15 per cent or £10 billion). 42 per cent of this was rated AAA and 91 per cent investment grade (31 December 2013: 44 per cent AAA, 92 per cent investment grade). At 30 June 2014, the Group's shareholder-backed business's holding in continental Europe sovereign debt1 was £483 million. 74 per cent of this was AAA rated (31 December 2013: 78 per cent AAA rated). Shareholder exposure to the Eurozone sovereigns of Italy and Spain is £59 million (31 December 2013: £54 million). We do not have any sovereign debt exposure to Greece, Cyprus, Portugal or Ireland.

Our bank exposure is a function of our core investment business, as well as of the hedging and other activities undertaken to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the banking sector is a key focus of management information provided to the Group's risk committees and the Board.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt and bank debt securities at 30 June 2014 are given in Note C3.3(f) of the Group's IFRS financial statements.

(iii) Counterparty credit risk
We enter into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, inflation swaps, cross-currency swaps, swaptions and credit default swaps.

All over-the-counter derivative transactions, with the exception of some Asia transactions, are conducted under standardised International Swaps and Derivatives Association Inc master agreements and we have collateral agreements between the individual Group entities and relevant counterparties in place under each of these master agreements.

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, we reduce our exposure, purchase credit protection or make use of additional collateral arrangements to control our levels of counterparty credit risk.

Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity levels and trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct research into longevity risk using data from our substantial annuity portfolio. The assumptions that we make about future expected levels of mortality are particularly relevant in our UK annuity business. The attractiveness of transferring longevity risk (via reinsurance and other external solutions) is regularly evaluated. These are used as risk management tools where it is appropriate and attractive to do so.

Morbidity risk is mitigated by appropriate underwriting and use of reinsurance. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Our persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

1 Excludes Group's proportionate share in Joint Ventures and unit-linked assets and holdings of consolidated unit trusts and similar funds.

Liquidity risk

Our parent company has significant internal sources of liquidity which are sufficient to meet all of its expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group currently has £2.5 billion of undrawn committed facilities, expiring between 2016 and 2019. In addition, the Group has access to liquidity via the debt capital markets. We also have in place an unlimited commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade. Liquidity uses and sources have been assessed at the Group and at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio are regularly monitored and we have assessed these to be sufficient.

Operational risk

We are exposed to operational risk through the course of running our business. We are dependent on the successful processing of a large number of transactions, utilising various legacy and other IT systems and platforms, across numerous and diverse products. We also operate under the ever evolving requirements set out by different regulatory and legal regimes (including tax), as well as utilising a significant number of third parties to distribute products and to support business operations.

Our IT, compliance and other operational systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with our activities. Although we have not experienced a material failure or breach in relation to our legacy and other IT systems and processes to date, we have been, and likely will continue to be, subject to computer viruses, attempts at unauthorised access and cyber security attacks.

We have an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk and control assessments, scenario analysis, internal incidents and external incidents, is reported by the business units and presented to the Group Operational Risk Committee. This information also supports business decision-making and lessons-learned activities, the ongoing improvement of the control environment, and determination of the adequacy of our corporate insurance programme.

Global regulatory risk

Global regulatory risk is considered a key risk and is classified as a business environment risk under the Group Risk framework risk categorisation.

The European Union (EU) has developed a new prudential regulatory framework for insurance companies, referred to as Solvency II. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 although its implementation was delayed pending agreement on a directive known as Omnibus II which, having been adopted by the Council of the European Union in April 2014, amended certain aspects of the Solvency II Directive. The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements are intended to be aligned more closely with economic capital methodologies and may allow us to make use of our internal economic capital models if approved by the Prudential Regulation Authority.

Following adoption of the Omnibus II Directive, Solvency II is now expected to be implemented as of 1 January 2016, although the European Commission and the European Insurance and Occupational Pensions Authority (EIOPA) are continuing to develop the detailed rules that will supplement the high-level rules and principles of the Solvency II and Omnibus II Directives, which are not currently expected to be finalised until mid-2015.

There is significant uncertainty regarding the final outcome from this process. In particular, certain detailed aspects of the Solvency II rules relating to the determination of the liability discount rate for UK annuity business remain to be clarified and our capital position is sensitive to these outcomes. Further, the effective application of a number of key measures incorporated in the Omnibus II Directive, including the provisions for third-country equivalence, are expected to be subject to supervisory judgement and approval. There is a risk that the effect of the measures finally adopted could be adverse for us, including potentially a significant increase in the capital required to support our business and that we may be placed at a competitive disadvantage to other European and non-European financial services groups. We are actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Pan-European Insurance Forum, Chief Risk Officer Forum and Chief Financial Officer Forum, together with the Association of British Insurers and Insurance Europe.

Having assessed the requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is coordinated centrally to achieve consistency in the understanding and application of the requirements. We are continuing our preparations to adopt the regime when it comes into force on 1 January 2016 and are undertaking in parallel an evaluation of the possible actions to mitigate its effects. We regularly review our range of options to maximise the strategic flexibility of the Group. This includes consideration of optimising our domicile as a possible response to an adverse outcome on Solvency II.

Over the coming months we will remain in regular contact with the Prudential Regulation Authorityas we continue to engage in the 'pre-application' stage of the approval process for the internal model. In addition, we are engaged in the Prudential Regulation Authority's'Individual Capital Adequacy Standards Plus (ICAS+)' regime, which is enabling our UK insurance entities to leverage the developments made in relation to the Solvency II internal model for the purpose of meeting the existing ICAS regime.

Currently there are also a number of other global regulatory developments which could impact the way in which we are supervised in our many jurisdictions. These include the Dodd-Frank Act in the US, the work of the Financial Stability Board on Global Systemically Important Insurers (G-SIIs) and the Common Framework for the Supervision of Internationally Active Insurance Groups (ComFrame) being developed by the International Association of Insurance Supervisors (IAIS).

The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States that, among other reforms to financial services entities, products and markets, may subject financial institutions designated as systemically important to heightened prudential and other requirements intended to prevent or mitigate the impact of future disruptions in the US financial system. The full impact of the Dodd-Frank Act on our businesses is not currently clear. However, many of its provisions have a delayed effectiveness and/or require rulemaking or other actions by various US regulators over the coming years.

In July 2013 the FSB announced the initial list of nine insurance groups that have been designated as G-SIIs. This list included Prudential as well as a number of its competitors. Designation as a G-SII will  lead to additional policy measures being applied to the designated group. Based on the policy framework released by the IAIS and subsequent guidance papers these additional policy measures will include enhanced group-wide supervision, effective resolution measures of the group in the event of failure, loss absorption and higher loss absorption capacity. This enhanced supervision commenced immediately and includes the development by July 2014 of a Systemic Risk Management Plan (SRMP) under supervisory oversight and its implementation thereafter and by the end of 2014, a group Recovery and Resolution Plan (RRP) and Liquidity Risk Management Plan (LRMP). The Group SRMP was submitted to the Prudential Regulatory Authority (PRA) in June 2014 and work is ongoing to produce the RRP and LRMP. We are monitoring the development and the potential impact of, the framework of policy measures and are engaging with the PRA on the implications of the policy measures and Prudential's designation as a G-SII. The G-SII regime also introduces two types of capital requirements, the first, a Basic Capital Requirement (BCR), designed to act as a minimum group capital requirement and the second, a Higher Loss Absorption (HLA) requirement for conducting non-traditional insurance and non-insurance activities. A consultation paper on BCR was released in July 2014. Details of the HLA are currently unknown as the IAIS has yet to begin work on this requirement. The IAIS currently expects to finalise the BCR and HLA proposals by November 2014 and the end of 2015 respectively. Implementation of the regime is likely to be phased in over a period of years with the BCR expected to be introduced in 2015 on a confidential reporting basis to group-wide supervisors. The HLA requirement will apply from January 2019 to the insurance groups identified as G-SIIs in November 2017.

The IAIS is developing a common framework ("ComFrame") for the supervision of Internationally Active Insurance Groups (IAIG). ComFrame is designed to outline a set of common global principles and standards for group supervision and may increase the focus of regulators in some jurisdictions. One of the framework's key components is an Insurance Capital Standard (ICS), which would form the group solvency capital standard under ComFrame. In May 2014 the IAIS published a memorandum setting out the approach to the development of the ICS. The three year development phase of ComFrame  ended in December 2013 and the IAIS is now undertaking a field testing exercise from 2014-2018 to assess the impacts of the quantitative and qualitative requirements proposed under ComFrame. ComFrame is expected to be implemented in 2019.

Risk factors

Our disclosures covering risk factors can be found at the end of this document.

Risk mitigation and hedging

We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions such as a material derivative transaction involving shareholder business are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to manage insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

Capital management

We continue to operate with a strong solvency position, while maintaining high levels of liquidity and capital generation. This is testament to our capital discipline, the effectiveness of our hedging activities, our low direct Eurozone exposure, the minimal level of credit impairments and the natural offsets in our portfolio of businesses which dampen the effects of movements in interest rates.

Regulatory capital (IGD)

Prudential is subject to the capital adequacy requirements of the European Union Insurance Groups Directive (IGD) as implemented by the Prudential Regulation Authority in the UK. The IGD capital surplus represents the aggregated surplus capital (on a Prudential Regulation Authority consistent basis) of the Group's regulated subsidiaries less the Group's borrowings. No diversification benefit is recognised. We estimate that our IGD capital surplus is £4.1 billion at 30 June 2014 (before taking into account the 2014 interim dividend), with available capital covering our capital requirements 2.3 times. This compares to a capital surplus of £5.1 billion at the end of 2013 (before taking into account the 2013 final dividend).

The movements in the first half of 2014 mainly comprise:
• Net capital generation (net of market and foreign exchange movements) mainly through operating earnings (in-force releases less investment in new business, net of tax) of £0.8 billion.

Offset by:

•      The cost of renewing the bancassurance partnership agreement with Standard Chartered PLC of £0.7 billion, representing the aggregate amounts settled and committed that are not dependent on the achievements of sales volumes;

• £0.2 billion due to reduction in the shareholders' interest in future transfers from the UK's with-profits fund asset allowance (as discussed below) and other smaller one-off items;
• Final 2013 dividend of £0.6 billion;
• External financing costs and other central costs, net of tax, of £0.3 billion

IGD surplus represents the accumulation of surpluses across all of our operations based on local regulatory minimum capital requirements with some adjustments, pursuant to the requirements of Solvency I. The calculation does not fully adjust capital requirements for risk nor does it capture the true economic value of assets. Global regulatory developments, such as Solvency II and ComFrame, aim to ensure that the calculation of regulatory surplus evolves over time into a more meaningful risk sensitive measure.

There is broad agreement that ultimately it would be beneficial to replace the IGD regime with a regime that is more risk-based. Solvency II aims to provide such a framework and is expected to be implemented on 1 January 2016.

We continue to have further options available to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance. A number of such options were utilised through the last financial crisis in 2008 and 2009 to enhance the Group's IGD surplus. One such arrangement allowed the Group to recognise a proportion of the shareholders' interest in future transfers (SHIFT) from the UK's with-profits business and this remained in place, contributing £0.4 billion to the IGD at 31 December 2012. As per guidance received from the PRA in January 2013, credit taken for the SHIFT asset was reduced to zero at end January 2014.

Stress testing
As at 30 June 2014, stress testing of our IGD capital position to various events has the following results:
• An instantaneous 20 per cent fall in equity markets from 30 June 2014 levels would reduce the IGD surplus by £50 million;
• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period) would reduce the IGD surplus by £350 million;
• A 100 basis points reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £100 million; and
• Credit defaults of 10 times the expected level would reduce IGD surplus by £550 million.

The impact of the 100 basis points reduction in interest rates is exacerbated by the current regulatory permitted practice used by Jackson, which values all interest rate swaps at book value rather than fair value for regulatory purposes. At 30 June 2014, removing the permitted practice would have increased reported IGD surplus to £4.2 billion. As at 30 June 2014, it is estimated that a 100 basis point reduction in interest rates (subject to a floor of zero) would have resulted in an IGD surplus of £4.4 billion, excluding the permitted practice.

Prudential believes that the results of these stress tests, together with the Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

Other Capital Metrics

We use an economic capital assessment calibrated on a multi-term basis to monitor our capital requirements across the Group. This approach considers, by risk drivers, the timeframe over which each risk can threaten the ability of the Group to meet claims as they fall due, allowing for realistic diversification benefits. This assessment provides valuable insights into our risk profile and for continuing to maintain a strong capital position.

All of our subsidiaries continue to hold strong capital positions on a local regulatory basis. Jackson's risk-based capital ratio level as of 31 December 2013 was 450 per cent and since then it has been able to remit £352 million to the Group while supporting its balance sheet growth and maintaining adequate capital. The value of the estate of our UK With-Profits fund as at 30 June 2014 is estimated at £7.5 billion after the effect of completing the domestication of the Hong Kong branch business of the PAC With-Profits fund which was effective on 1 January 2014 (1 January 2014: £6.8 billion, after the effect of the transfer). The value of the shareholders' interest in future transfers from the with-profits funds in the UK is estimated at £2.4 billion (1 January 2014: £2.3 billion, after the effect of the transfer).

Furthermore, on a statutory (Pillar 1) basis the total credit default reserve for the UK shareholder annuity funds also contributes to protecting our capital position in excess of the IGD surplus. Notwithstanding the absence of defaults in the period, at 30 June 2014 we have maintained sizeable credit default reserves at £1.9 billion (31 December 2013: £1.9 billion), representing 51 per cent of the portfolio spread over swaps, compared with 47 per cent at 31 December 2013.

Capital allocation

Our approach to capital allocation is to attain a balance between risk and return, investing in those businesses that create shareholder value. In order to efficiently allocate capital, we measure the use of, and the return on, capital.

We use a variety of metrics for measuring capital performance and profitability, including traditional accounting metrics and economic returns. Capital allocation decisions are supported by this quantitative analysis, as well as strategic considerations.

The economic framework measures risk adjusted returns on economic capital, a methodology that ensures meaningful comparison across the Group. Capital utilisation, return on capital and new business value creation are measured at the product level as part of the business planning process.

Corporate governance

The directors confirm that Prudential has complied with all relevant provisions set out in the Corporate Governance Code issued by the Hong Kong Stock Exchange ('HK Code') throughout the accounting period. With respect to the Code Provision B.1.2(d) of the HK Code, the responsibilities of the Remuneration Committee do not include making recommendations to the Board on the remuneration of non-executive directors.  In line with the principles of the UK Corporate Governance Code, fees for the non-executive directors are determined by the Board.

The directors also confirm that the financial results contained in this document have been reviewed by the Group Audit Committee.

The company confirms that it has adopted a code of conduct regarding securities transactions by directors on terms no less exacting than required by the Hong Kong listing rules and that the directors of the Company have complied with this code of conduct throughout the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 August 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer